AIFUL CORPORATION

[redacted]

08005678

AIFUL CORPORATION
Tokyo Office
Toho-Hibiya Bldg. (Hibiya Chanter),
1-2-2, Yurakucho, Chiyoda-ku, Tokyo
100-0006 Japan
TEL: 03-4503-6100/FAX: 03-4503-6109
✉: ir@aiful.co.jp URL: http://www.aiful.co.jp

October 16, 2008

File No. 82-4802
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: AIFUL CORPORATION - Rule12g3-2(b)

SUPPL

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 15, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from July 1, 2008 to October 9, 2008 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

Yours faithfully,

AIFUL CORPORATION

By 井藤友正

Name: Tomomasa Ito

Title: Chief of Investor Relations,
Investor Relations Office

11/3

Attachments

List of material information made public in Japan from July 1, 2008 to October 9, 2008

	Descriptions	Information Provided to
Exhibit 1.	(i) Written Confirmation Regarding the Appropriateness and Accuracy of the Annual Securities Report dated July 8, 2008 (English translation) and (ii) Written Confirmation Regarding the Appropriateness and Accuracy of the Annual Securities Report dated July 9, 2008 (English translation)	(i) OSE (ii) TSE
Exhibit 2.	First Quarter Business Results (Consolidated and Non-Consolidated) for the fiscal year ending March, 2009 dated August 7, 2008 (English translation)	TSE/OSE
Exhibit 3.	Data Book (first quarter report for the fiscal year ending March, 2009) dated August 7, 2008 (English translation contained)	Public
Exhibit 4.	Quarterly Report dated August 14, 2008 (brief description in English)	DKALFB TSE/OSE
Exhibit 5.	Certification dated August 14, 2008 (English translation)	DKALFB TSE/OSE
Exhibit 6.	Amendment to the Shelf Registration Statement dated August 14, 2008 (brief description in English)	DKALFB TSE/OSE
Exhibit 7.	Corporate Governance Report dated August 26, 2008 (brief description in English)	TSE/OSE

Exhibit 8.	(i) Amendment to Annual Securities Report (for the 30th Fiscal Year) dated September 25, 2008 (brief description in English) (ii) Amendment to Annual Securities Report (for the 31st Fiscal Year) dated September 25, 2008 (brief description in English)	DKALFB TSE/OSE
Exhibit 9.	Press Release dated July 30, 2008, entitled "AIFUL Group Issues Information on CSR Activities" (English translation)	Public
Exhibit 10.	Press Release dated July 31, 2008, entitled "AIFUL Launches Low Interest Consumer Loan Campaign *Available with Online Application Via Personal Computer*" (English translation)	Public
Exhibit 11.	Press Release dated August 1, 2008, entitled "AIFUL Launches New Mortgage-backed Loan, the 'Business Support Plan,' and Lowers Minimum Rate for Mortgage-backed Loans" (English translation)	Public
Exhibit 12.	Press Release dated August 5, 2008, entitled "AIFUL Takes Position on Lehman Brothers' Change in Scope of Analyst Coverage" (English translation)	Public
Exhibit 13.	Press Release dated August 22, 2008, entitled "AIFUL Issues Update on Strengthening of Compliance Structure" (English translation)	Public
Exhibit 14.	Press Release dated September 16, 2008, entitled "AIFUL Announces Personnel Changes" (English translation)	Public
Exhibit 15.	Press Release dated October 3, 2008, entitled "AIFUL Selected for the FTSE4Good Index of Socially Responsible Companies" (English translation)	Public

(*)"DKALFB" means Director-General of Kanto Local Finance Bureau.
"TSE" means Tokyo Stock Exchange, Inc.
"OSE" means Osaka Securities Exchange Co., Ltd.

EXHIBIT 1-(i)

Written Confirmation Regarding
the Appropriateness and Accuracy of the Annual Securities Report

July 8, 2008

To: Mr. Michio Yoneda
President & CEO
Osaka Securities Exchange Co., Ltd.

Address of Main Office:	Kyoto
Company Name:	AIFUL CORPORATION [Seal]
	(Securities Code: 8515, 1st Section, Osaka Securities Exchange)
Name (Signature) and Title of Representative:	(Signature of Mr. Yoshitaka Fukuda)
	President and Chief Executive Officer
	[Seal]

I, Yoshitaka Fukuda, President and Chief Executive Officer of AIFUL CORPORATION (the "Company"), acknowledge that, as of the filing of the Annual Securities Report for the 31st business year (from April 1, 2007 to March 31, 2008) of the Company, there is no false statement in the relevant Annual Securities Report.

The reason for such acknowledgement is as follows:

I have confirmed that the following internal system and procedures of the Company regarding the statement included in, and the preparation of, the Annual Securities Report is operating properly.

1. A meeting of the Board of Directors is held twice a month and the matters stipulated in the laws and regulations and the important matters regarding the management are determined, and the status of execution of business is supervised and the financial condition and the results of operations are reported.

2. The system that the Internal Audit Department in charge of internal audit audits the status of performance of business of each of the departments and divisions and the affiliated companies and reports to the President and Directors, etc. about the result of audit from time to time has been established and is operating.

3. The system that the Accounting Department, as the main controlling department for the compilation of the Annual Securities Report, prepares the Annual Securities Report based on the information provided by each of the related departments and divisions and the affiliated companies and each of the related departments and divisions and the affiliated companies reconfirm the information described in the Annual Securities Report has been established, and the Accounting Department has properly responded to the result of reconfirmation reported from each of the departments and divisions.

4. The Board of Statutory Auditors confirms that the internal business procedures of the Company are made properly.

- End of Document -

EXHIBIT 1-(ii)

Written Confirmation Regarding
the Appropriateness and Accuracy of the Annual Securities Report

July 9, 2008

To: Mr. Atsushi Saito
President & CEO
Tokyo Stock Exchange, Inc.

Address of Main Office:	Kyoto
Company Name:	AIFUL CORPORATION [Seal]
	(Securities Code: 8515, 1st Section, Tokyo Stock Exchange)
Name (Signature) and Title of Representative:	(Signature of Mr. Yoshitaka Fukuda)
	President and Chief Executive Officer
	[Seal]

I, Yoshitaka Fukuda, President and Chief Executive Officer of AIFUL CORPORATION (the "Company"), acknowledge that, as of the filing of the Annual Securities Report for the 31st business year (from April 1, 2007 to March 31, 2008) of the Company, there is no false statement in the relevant Annual Securities Report.

The reason for such acknowledgement is as follows:

I have confirmed that the following internal system and procedures of the Company regarding the statement included in, and the preparation of, the Annual Securities Report is operating properly.

1. A meeting of the Board of Directors is held twice a month and the matters stipulated in the laws and regulations and the important matters regarding the management are determined, and the status of execution of business is supervised and the financial condition and the results of operations are reported.

2. The system that the Internal Audit Department in charge of internal audit audits the status of performance of business of each of the departments and divisions and the affiliated companies and reports to the President and Directors, etc. about the result of audit from time to time has been established and is operating.

3. The system that the Accounting Department, as the main controlling department for the compilation of the Annual Securities Report, prepares the Annual Securities Report based on the information provided by each of the related departments and divisions and the affiliated companies and each of the related departments and divisions and the affiliated companies reconfirm the information described in the Annual Securities Report has been established, and the Accounting Department has properly responded to the result of reconfirmation reported from each of the departments and divisions.

4. The Board of Statutory Auditors confirms that the internal business procedures of the Company are made properly.

- End of Document -

EXHIBIT2

MEMBERSHIP

August 7, 2008

First Quarter Business Results

For the fiscal year ending March 2009

AIFUL Corporation	Stock Listings: 1st Section of Tokyo and Osaka Stock Exchanges
Stock Code: 8515	URL http://www.aiful.co.jp
Representative:	Yoshitaka Fukuda, President and Chief Executive Officer
Inquiries:	Katsuyuki Komiya, General Manager, Public Relations Department TEL (03) 4503 - 6050

Scheduled date of submission of quarterly financial report: August 14, 2008

I. Consolidated Business Results for the First Quarter of Fiscal 2008 (April 1, 2008 – June 30, 2008)

1. Consolidated Operating Results

Note: Amounts in financial statements and the supplementary data are rounded down.

(In millions of yen, except where noted; percentage figures show year-on-year change.)

	Operating Revenue		Operating Income		Ordinary Income		Net Income	
1st quarter, FY2008	85,035	–	13,322	–	14,333	–	18,282	–
1st quarter, FY2007	109,908	(19.0)%	11,746	(54.3)%	11,974	(53.8)%	7,244	(50.4)%

	Net Income per Share (Yen)	Diluted Net Income per Share (Yen)
1st quarter, FY2008	109.46	90.23
1st quarter, FY2007	51.16	–

2. Consolidated Financial Position

(In millions of yen, except where noted)

	Total Assets	Net Assets	Shareholders' Equity Ratio (%)	Net Assets per Share (Yen)
End of 1st quarter, FY2008	1,918,215	341,600	17.5	2,011.59
End of FY2007	2,041,128	324,520	15.6	1,909.46

Reference: Shareholders' equity for: End of 1st quarter, FY2008: 335,973 million yen
End of FY2007: 318,915 million yen

II. Dividend Information

	Dividend per share (Yen)				
(Record date)	End of 1st quarter	End of 1st half	End of 3rd quarter	Year-end	Annual
FY2007	–	20.00	–	20.00	40.00
FY2008	–				40.00
FY2008 (Forecast)		20.00	–	20.00	

Note: Revisions to quarterly dividend forecasts: None

III. Consolidated Results Forecasts for Fiscal 2008 (April 1, 2008 – March 31, 2009):

(In millions of yen, except where noted; Percentage figures show year-on-year growth for the full year and growth compared to the same period the previous year for the first half.)

	Operating Revenue		Operating Income		Ordinary Income		Net Income		Net Income per Share (Yen)
First half	164,567	–	16,237	–	16,200	–	16,518	–	98.90
Full year	312,039	(23.1)%	32,892	3.7%	33,000	2.9%	31,730	15.7%	189.98

Note: Revisions to quarterly consolidated earnings forecasts: None

IV. Other

(1) Transfers of leading subsidiaries during the fiscal period (transfers of specified subsidiaries accompanied by changes in the scope of consolidation): None

(2) Application of simplified accounting procedures and specific accounting procedures in preparing quarterly consolidated financial statements: Yes

(3) Changes in accounting principles, procedures and methods of presentation relating to the preparation of quarterly consolidated financial statements (Recorded under Changes to Significant Matters Forming the Basis for the Preparation of Quarterly Consolidated Financial Statements)

(a) Changes accompanying amendments to accounting standards: Yes
(b) Changes other than those in (a): None

(4) Number of shares issued and outstanding (Ordinary shares)

(a) Number of shares issued and outstanding at end of fiscal period (including treasury stock)

End of 1st quarter, FY2008: 167,475,000 shares
End of FY2007: 167,475,000 shares

(b) Number of shares of treasury stock issued and outstanding at end of fiscal period

End of 1st quarter, FY2008: 455,819 shares
End of FY2007: 455,717 shares

(c) Average number of shares during fiscal period: (year-do-date quarters)

1st quarter, FY2008: 167,019,232 shares
1st quarter, FY2007: 141,590,254 shares

* Disclaimer concerning the proper use of business results forecasts

1. The consolidated and non-consolidated forecasts above are based on information available as of the day of the announcement of this material. Actual results may vary materially due to various unknown future factors. Please refer to "III. Qualitative Information on Consolidated Earnings Forecasts" in "Qualitative Information, Financial Statements and Other Information" on page 3 for information on the aforementioned forecasts.
2. Effective from the fiscal period under review, the Company has adopted the Accounting Standard for Quarterly Financial Reporting (ASBJ Statement No. 12) and the Guidance on Accounting Standard for Quarterly Financial Reporting (ASBJ Guidance No. 14). In addition, the quarterly consolidated financial report is prepared in accordance with the Regulation for Quarterly Consolidated Financial Statements.

Qualitative Information, Financial Statements and Other Information

I. Qualitative Information Regarding Consolidated Operating Results

In the quarter under review, the effects of Japan's revised Money Lending Business Control Law and the high level of demands for reimbursement of excess interest payments, despite signs that demands are beginning to drop off, resulted in a credit crunch and an industry reorganization accomplished through mergers and closures.

In this environment, the AIFUL Group continued to reform its cost structure, and strived to clarify management responsibility by discontinuing its system of retirement benefits for directors in June 2008 and adopting in its place a director compensation system that reflects earnings and results in each term in office. The Group also carried out initiatives to reinforce its internal management systems and strengthen its management foundation, such as establishing regulations and rules to strengthen compliance and mandating that Group company employees obtain qualifications from outside authorities.

In the loan business, in addition to revising its screening criteria and lowering its maximum lending rate in 2007, beginning in June 2008 the Group reduced its minimum lending rate from 12.775% to 6.8%, making this the lowest rate in the industry in Japan. This will meet the needs of a broader range of customers and improve convenience, and is one of the Group's efforts to reinforce its business foundation.

In the credit card business, the Group began to issue affiliated credit cards with rental car companies and signed a contract with major electricity companies with the aim of introducing a service whereby customers can use their credit cards to pay electricity charges. As a result of these efforts to improve customer convenience, the number of credit card holders stood at 14.94 million, up 125,000 compared with the end of the previous fiscal year, and transaction volume amounted to 181,276 million yen, up 20.1% year-on-year.

In the per-item credit business, transaction volume fell 24.1% year-on-year to 2,614 million yen as the Group continued to conduct this business under more rigorous screening criteria.

In the credit guarantee business, Aiful Corporation initiated new affiliations with two companies, and LIFE Co., Ltd., formed affiliations with three companies. As a result, the Group had product-specific guarantee affiliations with 180 unsecured personal loan companies and 86 unsecured business loan companies.

As a result of these measures, at the end of the first quarter the AIFUL Group had 1,599,173 million in loans outstanding, down 4.0% compared to the end of the previous fiscal year, 190,447 million yen in installment receivables, unchanged compared to the end of the previous fiscal year, and 127,510 million yen in customers' liabilities for acceptances and guarantees, down 1.7% compared to the end of the previous fiscal year (these amounts include 87,268 million yen removed from the balance sheet due to securitization, consisting of 60,977 million yen in loans outstanding and 26,291 million yen in installment receivables).

Accordingly, the Group's consolidated operating revenue stood at 85,035 million yen, operating income amounted to 13,322 million yen, ordinary income totaled 14,333 million yen and net income was 18,282 million in the first quarter.

On a non-consolidated basis, operating revenue was 48,226 million yen, operating income stood at 9,230 million yen, ordinary income was 11,284 million yen and net income for the quarter totaled 18,047 million yen.

The AIFUL Group will remain committed to compliance, reform its cost structure and aggressively pursue business activities to earn the trust of all of its stakeholders and realize its corporate philosophy, which is "Earn the support of the public with sincerity and hard work."

II. Qualitative Information Regarding Consolidated Financial Position

Total assets on a consolidated basis declined 122,912 million yen, or 6.0%, compared to the end of the previous fiscal year to 1,918,215 million yen at the end of the first quarter. This was primarily due to a 73,887 million yen reduction in cash and cash equivalents resulting from the repayment of interest-bearing liabilities and a 60,510 million yen fall in loans outstanding attributable to more rigorous credit screening.

Total liabilities fell 139,993 million yen, or 8.2%, compared to the end of the previous fiscal year to 1,576,614 million yen. This can be attributed to a 143,326 million yen decline in interest-bearing debts resulting from repayment and redemption.

Net assets increased 17,080 million yen, or 5.3%, compared to the end of the previous fiscal year, as a result of 18,282 million yen in net income for the quarter. This offset a 3,340 million yen decrease from the distribution of retained earnings.

Cash Flows

Cash and cash equivalents ("funds") fell 95,865 million yen, or 37.3%, from the end of the previous fiscal year to 161,445 million yen on a consolidated basis.

Net cash provided by operating activities increased 52,257 million yen as the increase in funds resulting from a decline in loans outstanding exceeded the decline in funds resulting from the decrease in allowance for bad debts.

Net cash provided by investing activities decreased 1,483 million yen due to the acquisition of tangible and intangible fixed assets.

Net cash provided by financing activities decreased 146,666 million yen due to debt repayments and the redemption of bonds.

III. Qualitative Information on Consolidated Earnings Forecasts

The Company has not changed its earnings forecasts, as operating results during the first quarter have been in line with the forecasts previously announced (May 15, 2008).

IV. Other

(1) Transfers of leading subsidiaries during the fiscal period (transfers of specified subsidiaries accompanied by changes in the scope of consolidation):

None

(2) Application of simplified accounting procedures and specific accounting procedures in preparing quarterly consolidated financial statements

Future earnings forecasts used in the previous fiscal year are used to determine recoverability of deferred tax assets as there were no significant changes in the operating environment or temporary discrepancies since the end of the previous consolidated fiscal year.

(3) Changes in accounting principles, procedures and methods of presentation relating to the preparation of quarterly consolidated financial statements

Changes in accounting principles

Effective from the fiscal period under review, the Company has adopted the Accounting Standard for Quarterly Financial Reporting (ASBJ Statement No. 12) and the Guidance on Accounting Standards for Quarterly Financial Reporting (ASBJ Guidance No. 14). In addition, the quarterly consolidated financial report is prepared in accordance with the Regulation for Quarterly Consolidated Financial Statements.

V. Consolidated Financial Statements for the First Quarter of Fiscal 2008

1. Consolidated Balance Sheets for the First Quarter of Fiscal 2008

(In millions of yen)

	End of current quarter (As of June 30, 2008)	Condensed consolidated balance sheets for previous fiscal year (As of March 31, 2008)
Assets		
Current assets		
Cash and cash equivalents	154,534	228,422
Loans	1,538,195	1,598,705
Installment receivables	164,156	148,490
Operational investment securities	1,124	1,174
Customers' liabilities for acceptances and guarantees	127,510	129,712
Marketable securities	—	2,000
Purchased claims	12,055	12,847
Other current assets	80,119	105,232
Allowance for bad debts	(272,460)	(297,383)
Total current assets	1,805,237	1,929,201
Fixed assets		
Tangible fixed assets	42,009	42,413
Intangible fixed assets	24,459	25,400
Investment and other fixed assets	46,146	43,718
Total fixed assets	112,616	111,532
Deferred assets	361	393
Total assets	1,918,215	2,041,128
Liabilities		
Current liabilities		
Notes & accounts payable - trade	26,581	24,892
Acceptances and guarantees	127,510	129,712
Short-term debts	77,560	158,930
Commercial paper	13,000	5,000
Current portion of bonds	60,000	55,000
Current portion of long-term debts	291,978	303,818
Income taxes payable	711	2,204
Reserves	1,943	3,851
Other current liabilities	68,592	48,420
Total current liabilities	667,878	731,830
Long-term liabilities		
Bonds	349,100	369,100
Bonds with warrants	70,000	70,000
Long term debts	349,124	392,240
Reserve for losses on interest repayments	132,296	143,750
Allowance for retirement benefits for directors	—	1,063
Other long-term liabilities	8,215	8,623
Total long-term liabilities	908,736	984,777
Total liabilities	1,576,614	1,716,607

		(In millions of yen)
	End of current quarter (As of June 30, 2008)	Condensed consolidated balance sheets for previous fiscal year (As of March 31, 2008)
Net Assets		
Shareholders' equity		
Common stock	108,324	108,324
Capital surplus	129,133	129,133
Retained earnings	101,761	86,819
Treasury stock	(3,110)	(3,110)
Total shareholders' equity	336,109	321,167
Evaluation and foreign currency translation adjustments		
Differences in evaluation of other marketable securities	3,101	2,080
Gain (loss) on deferred hedge	(3,236)	(4,332)
Total evaluation and foreign currency translation adjustments	(135)	(2,251)
Minority interests	5,626	5,604
Total net assets	341,600	324,520
Total net assets and liabilities	1,918,215	2,041,128

2. Consolidated Statements of Income for the First Quarter of Fiscal 2008

(In millions of yen)

	Current quarter (Apr. 1 to June 30, 2008)
Operating revenue	
Interest on loans to customers	72,552
Credit card revenue	3,843
Per-item credit revenue	1,212
Credit guarantee revenue	2,059
Financial revenue - other	193
Operating revenue - other	5,174
Total operating revenue	85,035
Operating expenses	
Financial expenses	7,248
Cost of sales	1,111
Operating expenses - other	63,353
Total operating expenses	71,712
Operating income	13,322
Non-operating income	
Dividends received	610
Interest on refund of corporate taxes and other taxes	328
Non-operating income - other	85
Total non-operating income	1,024
Non-operating expenses	
Miscellaneous	14
Total non-operating expenses	14
Ordinary income	14,333
Extraordinary losses	
Non-recurrent losses	202
Other	123
Total extraordinary losses	326
Net income before taxes	14,006
Corporate tax, local and enterprise taxes	155
Refunds on corporate and other taxes	(4,847)
Adjustment on corporate tax, etc.	393
Total corporate and other taxes	(4,298)
Gain on minority interests	22
Net income	18,282

3. Consolidated Statements of Cash Flows for the First Quarter of Fiscal 2008

(In millions of yen)

	Current quarter (Apr. 1 to June 30, 2008)
Cash flow from operating activities	
Net income before taxes	14,006
Depreciation expenses	2,389
Goodwill write-offs	213
Increase (decrease) in allowance for bad debts	(24,975)
Increase (decrease) in reserve for losses on interest repayments	(11,454)
Interest on loans and cash dividends	(616)
Decrease (increase) in loans to customers	60,510
Decrease (increase) in installment receivables	(15,666)
Decrease (increase) in operational investment securities	73
Decrease (increase) in operating receivables	519
Decrease (increase) in claims in bankruptcy	(1,872)
Decrease (increase) in other current assets	4,873
Increase (decrease) in other current liabilities	21,933
Increase (decrease) due to other operating activities	(1,494)
Subtotal	48,441
Interest on loans and cash dividends	616
Payments for corporate and other taxes	(1,647)
Refunds on corporate and other taxes	4,847
Cash flow from operating activities	52,257
Cash flow from investing activities	
Funds used for purchase of tangible fixed assets	(402)
Funds used for purchase of intangible fixed assets	(960)
Funds used for purchase of investment securities	(274)
Funds provided by sales of investment securities	78
Funds used for long-term loan receivables	(205)
Increase (decrease) due to other investment activities	280
Cash flow from investing activities	(1,483)
Cash flow from financing activities	
Proceeds from short-term debts	87,350
Repayment of short-term debts	(168,720)
Increase (decrease) in commercial paper	8,000
Proceeds from long-term debts	18,303
Repayments of long-term debts	(73,259)
Redemption of bonds	(15,000)
Payment for acquisition of treasury stock	(0)
Cash dividends paid	(3,340)
Cash flow from financing activities	(146,666)
Effect of exchange rate changes on cash and cash equivalents	27
Increase (decrease) in cash and cash equivalents	(95,865)
Balance of cash and cash equivalents at the beginning of period	257,310
Balance of cash and cash equivalents at the end of period	161,445

Effective from the fiscal period under review, the Company has adopted the Accounting Standard for Quarterly Financial Reporting (ASBJ Statement No. 12) and the Guidance on Accounting Standards for Quarterly Financial Reporting (ASBJ Guidance No. 14). In addition, the quarterly consolidated financial report is prepared in accordance with the Regulation for Quarterly Consolidated Financial Statements.

4. Notes on premise of going concern

None

5. Segment Information

By type of business

Current quarter (Apr. 1 to June 30, 2008)

The Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating revenues, operating income, and assets in all of the Company's business segments.

By region

Current quarter (Apr. 1 to June 30, 2008)

The Company did not report segment information by location, as the Company did not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan during the fiscal period.

Foreign sales

Current quarter (Apr. 1 to June 30, 2008)

The Company did not have any foreign sales during the fiscal period.

6. Notes in event of significant changes in shareholders' equity

None

7. Results of Operations (Consolidated)

Operating Revenue

(In millions of yen, %)

Item \ Period	1st quarter, FY2007 (Apr. 1 to June 30, 2007)		Current quarter (Apr. 1 to June 30, 2008)		Reference: FY2007 (Apr. 1, 2007 to Mar. 31, 2008)	
	Amount	%	Amount	%	Amount	%
Interest on loans to customers	97,508	88.7	72,552	85.3	356,435	87.9
Unsecured loans	82,341	74.9	60,727	71.4	300,886	74.2
Secured loans	8,884	8.1	6,733	7.9	31,958	7.9
Small business loans	6,281	5.7	5,091	6.0	23,590	5.8
Credit card revenue	3,540	3.2	3,843	4.5	14,948	3.7
Per-item credit revenue	2,083	1.9	1,212	1.4	6,912	1.7
Credit guarantee revenue	2,202	2.0	2,059	2.4	8,547	2.1
Other financial revenue	72	0.1	193	0.3	561	0.1
Other operating revenue	4,499	4.1	5,174	6.1	18,378	4.5
Collection of purchased claims	1,139	1.0	1,464	1.7	6,633	1.6
Revenue from operational investment securities	260	0.3	57	0.1	515	0.1
Other	3,100	2.8	3,652	4.3	11,229	2.8
Total	109,908	100.0	85,035	100.0	405,784	100.0

Note: "Other" included in other operating revenue includes bad debt write-off recovery and card membership fees.

Other Operating Indicators

Item \ Period	End of 1st quarter, FY2007 (As of June 30, 2007)	End of current quarter (As of June 30, 2008)	Reference: End of FY2007 (As of Mar. 31, 2008)
Total amount of loans outstanding (millions of yen)	1,891,276	1,599,173	1,665,682
Unsecured loans	1,464,097	1,226,299	1,278,001
Secured loans	276,535	238,179	246,001
Small business loans	150,642	134,694	141,161
Number of customer accounts	3,412,359	2,951,701	3,067,440
Unsecured loans	3,238,449	2,802,409	2,911,227
Secured loans	83,421	69,483	73,039
Small business loans	90,489	79,809	83,174
Number of branches	1,265	1,165	1,205
Staffed branches	249	224	223
Unstaffed branches	1,016	941	982
Number of automatic loan-contracting machines	1,104	1,055	1,096
Number of loan application processing machines	41	37	38
Number of ATMs	168,444	151,864	151,392
Company-owned	1,256	1,132	1,174
Partner-owned	167,188	150,732	150,218
Number of employees	5,458	5,231	5,138

Notes: Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, off-balance sheet operating loans from the securitization of receivables (92,985 million yen at the end of the first quarter of the previous fiscal year, 60,977 million yen at the end of the current quarter, and 66,976 million yen at the end of the previous fiscal year) have been included.

Reference Materials

Financial Statements for the First Quarter of the Previous Fiscal Year

1. Summary of Consolidated Statements of Income for the First Quarter of Fiscal 2007

(In millions of yen)

Category	1st quarter, FY2007 (Apr. 1 to June 30, 2007)
	Amount
I. Operating revenue	
Interest on loans to customers	97,508
Credit card revenue	3,540
Per-item credit revenue	2,083
Credit guarantee revenue	2,202
Other	4,572
Total operating revenue	109,908
II. Operating expenses	
Financial expenses	8,573
Cost of sales	891
Operating expenses - other	88,695
Total operating expenses	98,161
Operating income	11,746
III. Non-operating income	249
IV. Non-operating expenses	22
Ordinary income	11,974
V. Extraordinary income	107
VI. Extraordinary losses	
Other	292
Total extraordinary losses	292
Net income for the quarter before taxes	11,789
Tax expenses	4,511
Gain (loss) on minority interests	34
Net income for the quarter	7,244

2. Summary of Consolidated Statements of Cash Flows for the First Quarter of Fiscal 2007

(In millions of yen)

	1st quarter, FY2007 (Apr. 1 to June 30, 2007)
Category	Amount
I. Cash flow from operating activities	
Net income for the quarter before taxes	11,789
Depreciation expenses	2,761
Increase (decrease) in allowance for bad debts	(18,685)
Increase (decrease) in reserve for losses on interest repayments	(12,372)
Decrease (increase) in loans to customers	114,397
Decrease (increase) in installment receivables	6,480
Other	(12,238)
Subtotal	92,132
Payments for corporate and other taxes	(11,351)
Other	138
Cash flow from operating activities	80,920
II. Cash flow from investing activities	
Decrease (increase) in short-term receivables	29,992
Other	(3,129)
Cash flow from investing activities	26,863
III. Cash flow from financing activities	
Proceeds from short-term debts	114,560
Repayment of short-term debts	(108,180)
Proceeds from long-term debts	52,526
Repayments of long-term debts	(130,838)
Redemption of bonds	(30,000)
Other	(4,390)
Cash flow from financing activities	(106,321)
IV. Effect of exchange rate changes on cash and cash equivalents	33
V. Increase (decrease) in cash and cash equivalents	1,494
VI. Balance of cash and cash equivalents at the beginning of period	127,089
VII. Balance of cash and cash equivalents at the end of period	128,583

Reference

Non-Consolidated Financial Statements for the First Quarter of Fiscal 2008

1. Non-Consolidated Balance Sheets for the First Quarter of Fiscal 2008

(In millions of yen)

	End of current quarter (As of June 30, 2008)	Condensed non-consolidated balance sheets for previous fiscal year (As of March 31, 2008)
Assets		
Current assets		
Cash and cash equivalents	103,240	171,563
Loans	1,012,173	1,058,879
Customers' liabilities for acceptances and guarantees	56,003	56,224
Marketable securities	—	2,000
Other current assets	39,036	65,331
Allowance for bad debts	(180,905)	(201,897)
Total current assets	1,029,549	1,152,101
Fixed assets		
Tangible fixed assets	26,629	26,963
Intangible fixed assets	13,184	13,633
Investment and other fixed assets	340,376	342,864
Total fixed assets	380,191	383,462
Deferred assets	361	393
Total assets	1,410,101	1,535,957
Liabilities		
Current liabilities		
Acceptances and guarantees	56,003	56,224
Short-term debts	10,000	90,000
Current portion of bonds	50,000	45,000
Current portion of long-term debts	186,793	195,207
Income taxes payable	105	236
Reserves	1,109	2,069
Other current liabilities	9,679	9,999
Total current liabilities	313,690	398,736
Long-term liabilities		
Bonds	349,100	369,100
Bonds with warrants	70,000	70,000
Long term debts	242,231	268,984
Reserve for losses on interest repayments	90,093	99,467
Allowance for retirement benefits for directors	—	969
Other long-term liabilities	6,176	6,684
Total long-term liabilities	757,600	815,205
Total liabilities	1,071,290	1,213,942

(In millions of yen)

	End of current quarter (As of June 30, 2008)	Condensed non-consolidated balance sheets for previous fiscal year (As of March 31, 2008)
Net Assets		
Shareholders' equity		
Common stock	108,324	108,324
Capital surplus	115,232	115,232
Retained earnings	118,504	103,796
Treasury stock	(3,110)	(3,110)
Total shareholders' equity	338,950	324,243
Evaluation and foreign currency translation adjustments		
Differences in evaluation of other marketable securities	3,097	2,104
Gain (loss) on deferred hedge	(3,236)	(4,332)
Total evaluation and foreign currency translation adjustments	(139)	(2,227)
Total net assets	338,811	322,015
Total net assets and liabilities	1,410,101	1,535,957

Note: These quarterly balance sheets were prepared in accordance with the Regulation for Quarterly Financial Statements but are not reviewed as part of legally mandated disclosure.

2. Non-Consolidated Statements of Income for the First Quarter of Fiscal 2008

(In millions of yen)

	Current quarter (Apr. 1 to June 30, 2008)
Operating revenue	
Interest on loans to customers	45,793
Financial revenue - other	163
Operating revenue - other	2,269
Total operating revenue	48,226
Operating expenses	
Financial expenses	5,303
Operating expenses - other	33,692
Total operating expenses	38,996
Operating income	9,230
Non-operating income	
Interest on loans	1,015
Dividends received	562
Non-operating income - other	486
Total non-operating income	2,064
Non-operating expenses	
Miscellaneous	10
Total non-operating expenses	10
Ordinary income	11,284
Extraordinary income	
Allowance for bad debts from previous year	2,200
Total extraordinary income	2,200
Extraordinary losses	
Non-recurrent losses	202
Other	52
Total extraordinary losses	255
Net income before taxes	13,228
Corporate tax, local and enterprise taxes	24
Refunds on corporate and other taxes	(4,843)
Total corporate and other taxes	(4,818)
Net income	18,047

Note: These quarterly statements of income were prepared in accordance with the Regulation for Quarterly Financial Statements but are not reviewed as part of legally mandated disclosure.

EXHIBIT3

2009年3月期(2008年6月) 第1四半期決算データブック

Data Book (first quarter report for the fiscal year ending March, 2009)

アイフル株式会社

AIFUL CORPORATION

1. 主要利益数値 (Review of Profit / Group & AIFUL)

(1)連結(Consolidated)

年/決算月(Fiscal Year)				07/6	増減率(yoy%)	08/3	増減率(yoy%)	08/6	増減率(yoy%)	09/3(E)	増減率(yoy%)
営業収益	(百万円)	Operating Revenue	(¥ Million)	109,908	-19.0	405,784	-18.7	85,035	-22.6	312,039	-23.1
営業費用	(百万円)	Operating Expenses	(¥ Million)	98,161	-10.8	374,058	-43.6	71,712	-26.9	279,147	-25.4
営業利益	(百万円)	Operating Income	(¥ Million)	11,746	-54.3	31,725	-	13,322	13.4	32,892	3.7
経常利益	(百万円)	Ordinary Income	(¥ Million)	11,974	-53.8	32,065	-	14,333	19.7	33,000	2.9
当期純利益	(百万円)	Net Income	(¥ Million)	7,244	-50.4	27,434	-	18,282	152.4	31,730	15.7
総資産	(百万円)	Total Assets	(¥ Million)	2,080,246	-22.9	2,041,128	-7.8	1,918,215	-7.8	1,800,178	-11.8
純資産	(百万円)	Net Assets	(¥ Million)	260,485	-62.3	324,520	26.2	341,600	31.1	349,656	7.7
一株当たり当期純利益	(円)	EPS	(¥)	51.16	-50.4	190.77	-	109.46	114.0	189.98	-0.4
一株当たり純資産	(円)	BPS	(¥)	1,801.34	-62.7	1,909.46	7.4	2,011.59	11.7	2,059.43	7.9
配当性向	(%)	Payout Ratio	(%)	-	-	21.0	-	-	-	21.1	*0.1*
自己資本比率	(%)	Equity Ratio	(%)	12.3	*-13.1*	15.6	*4.2*	17.5	*5.2*	19.1	*3.5*
純資産当期純利益率	(%)	ROE	(%)	11.5	*2.9*	9.6	*97.7*	22.4	*10.9*	9.6	*0.0*
総資産当期純利益率	(%)	ROA	(%)	1.4	*-0.8*	1.3	*17.7*	3.7	*2.3*	1.7	*0.4*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)単体(AIFUL)

年/決算月(Fiscal Year)				07/6	増減率(yoy%)	08/3	増減率(yoy%)	08/6	増減率(yoy%)	09/3(E)	増減率(yoy%)
営業収益	(百万円)	Operating Revenue	(¥ Million)	64,586	-21.9	233,039	-22.5	48,226	-25.3	176,676	-24.2
営業費用	(百万円)	Operating Expenses	(¥ Million)	60,027	-4.6	216,081	-47.0	38,996	-35.0	155,777	-27.9
営業利益	(百万円)	Operating Income	(¥ Million)	4,559	-77.0	16,957	-	9,230	102.4	20,898	23.2
経常利益	(百万円)	Ordinary Income	(¥ Million)	5,958	-72.2	22,191	-	11,284	89.4	26,000	17.2
当期純利益	(百万円)	Net Income	(¥ Million)	2,355	-81.4	27,069	-	18,047	666.1	30,931	14.3
総資産	(百万円)	Total Assets	(¥ Million)	1,540,260	-26.2	1,535,957	-7.5	1,410,101	-8.5	1,338,674	-12.8
純資産	(百万円)	Net Assets	(¥ Million)	253,400	-60.0	322,015	26.3	338,811	33.7	346,288	7.5
期末発行済株式総数	(千株)	N. of Shares issued	(Thousand)	142,035	0.0	167,475	17.9	167,475	17.9	167,475	0.0
一株当たり当期純利益	(円)	EPS	(¥)	16.64	-81.4	188.24	-	108.06	549.4	185.19	-1.6
一株当たり純資産	(円)	BPS	(¥)	1,789.81	-60.0	1,928.02	7.1	2,028.58	13.3	2,073.34	7.5
一株当たり配当金	(円)	Cash Dividends per Share	(¥)	-	-	40.00	-33.3	-	-	40.00	0.0
配当性向	(%)	Payout Ratio	(%)	-	-	21.2	-	-	-	21.6	*0.4*
自己資本比率	(%)	Equity Ratio	(%)	16.5	*-13.9*	21.0	*5.6*	24.0	*7.5*	25.9	*4.9*
純資産当期純利益率	(%)	ROE	(%)	3.7	*-4.3*	9.4	*90.3*	21.9	*18.2*	9.3	*-0.1*
総資産当期純利益率	(%)	ROA	(%)	0.6	*-1.8*	1.7	*20.3*	4.9	*4.3*	2.2	*0.5*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

2. グループ合計営業実績 (Review of Operation / Group Total)

営業債権ベース(Managed Asset Basis)

(1)営業実績 (Operating Results)

年/決算月(Fiscal Year)				07/6	増減率(yoy%)	08/3	増減率(yoy%)	08/6	増減率(yoy%)	09/3(E)	増減率(yoy%)
営業債権合計	(百万円)	Total Receivable Outstanding	(¥Million)	2,265,132	-14.2	1,999,414	-15.6	1,930,937	-14.8	1,784,441	-10.8
営業貸付金残高		Loans Outstanding		1,891,276	-13.7	1,665,682	-16.1	1,599,173	-15.4	1,441,569	-13.5
無担保ローン		Unsecured		1,464,097	-13.0	1,278,001	-16.9	1,226,299	-16.2	1,093,516	-14.4
有担保ローン		Home Equity		276,535	-18.9	246,519	-15.5	238,179	-13.9	217,009	-12.0
事業者ローン		Small Business		150,642	-10.3	141,161	-9.3	134,694	-10.6	131,044	-7.2
総合斡旋		Credit Card Shopping		125,136	10.0	127,677	8.9	134,913	7.8	150,816	18.1
個品斡旋		Installment Sales Finance		97,312	-43.3	62,807	-44.2	55,533	-42.9	39,635	-36.9
支払承諾見返		Guarantee		138,734	-8.6	129,712	-8.6	127,510	-8.1	139,017	7.2
その他営業債権		Other		12,671	17.2	13,534	7.0	13,806	9.0	13,403	-1.0
口座数(残高あり)	(千件)	Customer Accounts	(Thousand)	3,412	-11.2	3,067	-13.5	2,951	-13.5	-	-
無担保ローン		Unsecured		3,238	-11.1	2,911	-13.5	2,802	-13.5	-	-
有担保ローン		Home Equity		83	-16.9	73	-16.4	69	-16.7	-	-
事業者ローン		Small Business		90	-8.8	83	-10.9	79	-11.8	-	-
一口座当たり残高	(千円)	Per Account		554	-2.9	543	-3.0	541	-2.2	-	-
無担保ローン		Unsecured		452	-2.2	438	-3.9	437	-3.2	-	-
有担保ローン		Home Equity		3,314	-2.4	3,375	1.1	3,427	3.4	-	-
事業者ローン		Small Business		1,664	-1.7	1,697	1.8	1,687	1.4	-	-
クレジットカード会員数	(千件)	Credit Card Holders	(Thousand)	14,313	7.0	14,819	5.4	14,945	4.4	15,294	3.2
個品斡旋口座数	(千件)	Shopping Installment Accounts	(Thousand)	400	-32.8	291	-36.4	255	-36.2	-	-
新規顧客件数	(件)	New Accounts		45,889	-43.7	148,177	-42.7	31,555	-31.2	148,318	0.1
無担保ローン		Unsecured		43,156	-42.9	137,627	-43.4	29,990	-30.5	138,468	0.6
有担保ローン		Home Equity		236	-75.3	1,123	-35.7	235	-0.4	1,157	3.0
事業者ローン		Small Business		2,497	-50.1	9,427	-32.5	1,330	-46.7	8,693	-7.8
新規クレジットカード発券数	(千枚)	New Issue of Credit Card	(Thousand)	504	-17.8	1,849	-15.2	369	-26.8	1,854	0.3

(2)チャネル展開 (Marketing Channel)

年/決算月(Fiscal Year)			07/6	増減数	08/3	増減数	08/6	増減数	09/3(E)	増減数
ローン事業店舗数	(店)	Loan Business Branches	1,265	*-1,452*	1,205	*-1,102*	1,165	*-100*	1,125	*-80*
有人店舗		Staffed Branches	249	*-589*	223	*-141*	224	*-25*	228	*5*
無人店舗		Unstaffed Branches	1,016	*-863*	982	*-961*	941	*-75*	897	*-85*
ローン申込機		Simple Auto Application Machines	41	*-270*	38	*-266*	37	*-4*	35	*-3*
自動契約機設置台数	(台)	Unmanned Loan-contracting machines	1,104	*-1,138*	1,096	*-776*	1,055	*-49*	-	-
正社員数(a)	(人)	N. of Employees (regularly payroll) (a)	5,458	*-1,610*	5,138	*-1,339*	5,231	*-227*	5,016	*-122*
非正社員数(b)	(人)	N. of Employees (temp.) (b)	2,537	*-988*	2,508	*-770*	2,262	*-275*	-	-
合計(a)+(b)	(人)	Total (a)+(b)	7,995	*-2,598*	7,646	*-2,109*	7,493	*-502*	-	-
非正社員比率(b)/(a+b)	(%)	Ratio of N. of Employees (b)/(a+b)	31.7	*-1.5*	32.8	*-0.8*	30.2	*-1.5*	-	-

注) 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

3. グループ合計損益の内訳 (Revenue and Expenses / Group Total)

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		07/6	増減率 (yoy%)	08/3	増減率 (yoy%)	08/6	営業収益比 (%)	増減率 (yoy%)	09/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	109,908	−19.0	405,784	−18.7	85,035	100.0	−22.6	312,039	100.0	−23.1
営業貸付金利息	Interest Income	97,508	−19.7	356,435	−20.6	72,552	85.3	−25.6	261,140	83.7	−26.7
無担保ローン	Unsecured	82,341	−17.7	300,886	−19.7	60,727	71.4	−26.2	218,148	69.9	−27.5
有担保ローン	Home Equity	8,884	−32.1	31,958	−26.7	6,733	7.9	−24.2	23,773	7.6	−25.6
事業者ローン	Small Business	6,281	−24.1	23,590	−22.0	5,091	6.0	−18.9	19,218	6.2	−18.5
総合斡旋収益	Credit Card Shopping	3,540	8.7	14,948	17.2	3,843	4.5	8.5	17,653	5.7	18.1
個品斡旋収益	Installment Sales Finance	2,083	−47.4	6,912	−46.8	1,212	1.4	−41.8	3,738	1.2	−45.9
信用保証収益	Guarantees	2,202	−6.2	8,547	−7.0	2,059	2.4	−6.5	8,594	2.8	0.5
その他の金融収益	Other Financial Revenue	72	620.0	561	145.0	193	0.2	164.6	1,193	0.4	112.7
その他の営業収益	Other Operating Revenue	4,499	−4.5	18,378	20.9	5,174	6.1	15.0	19,721	6.3	7.3
営業投資有価証券売上高	Sales of Investment Securities	260	−12.7	515	−2.3	57	0.1	−78.1	617	0.2	19.8
買取債権回収高	Purchased Loans Receivable	1,139	−	6,633	78.1	1,464	1.7	28.6	6,635	2.1	0.0
償却債権回収額	Bad Debt Recovery	1,245	−3.1	4,394	9.2	1,705	2.0	36.9	5,753	1.8	30.9
その他	Other	1,854	−40.7	6,834	−1.3	1,947	2.3	5.0	6,716	2.2	−1.7
営業費用	Operating Expenses	98,161	−10.8	374,058	−43.6	71,712	84.3	−26.9	279,147	89.5	−25.4
金融費用	Financial Expenses	8,573	−6.8	33,292	−9.1	7,248	8.5	−15.5	31,538	10.1	−5.3
売上原価	Cost of Sales	891	−	5,269	86.2	1,111	1.3	24.6	5,384	1.7	2.2
営業投資有価証券売上原価	Cost of Investment Securities	34	−52.8	207	27.0	62	0.1	80.7	572	0.2	176.3
債権買取原価	Cost of purchased loans and receivables	856	−	5,061	89.8	1,048	1.2	22.4	4,812	1.5	−4.9
その他の営業費用	Other Operating Expenses (SG & A)	88,695	−12.0	335,497	−46.2	63,353	74.5	−28.6	242,225	77.6	−27.8
貸倒関連費用	Credit Cost	50,337	8.9	155,844	−54.2	27,121	31.9	−46.1	109,833	35.2	−29.5
内貸倒損失	Bad Debt Write offs	66,768	63.6	227,727	10.6	45,155	53.1	−32.4	186,763	59.9	−18.0
利息返還関連費用	Return of overpayment Cost	4,555	−30.8	49,818	−55.9	5,474	6.4	20.2	442	0.1	−99.1
内利息返還金	Return of overpayment	15,405	163.8	66,241	82.4	19,096	22.5	24.0	51,011	16.3	−23.0
広告宣伝費	Advertising Expenses	2,168	−61.2	7,429	−50.7	2,251	2.6	3.8	8,067	2.6	8.6
人件費	Salaries	11,768	−21.4	44,470	−21.5	11,229	13.2	−4.6	43,583	14.0	−2.0
のれん償却	Amortization of Goodwill and Consolidation Differences	213	−50.8	855	−50.7	213	0.3	0.0	855	0.3	0.0
その他	Other	19,651	−27.1	77,077	−20.1	17,078	20.1	−13.1	79,445	25.5	3.1
営業利益	Operating Income	11,746	−54.3	31,725	−	13,322	15.7	13.4	32,892	10.5	3.7
営業外収益	Non-operating Income	249	−19.3	914	−14.1	1,024	1.2	310.1	150	0.0	−83.6
営業外費用	Non-operating Expenses	22	−61.1	574	62.1	14	0.0	−36.3	41	0.0	−92.8
経常利益	Ordinary Income	11,974	−53.8	32,065	−	14,333	16.9	19.7	33,000	10.6	2.9
特別利益	Extraordinary Income	107	−71.3	959	−74.4	−	−	−	7	0.0	−99.3
特別損失	Extraordinary Losses	292	−7.8	2,126	−99.0	326	0.4	11.5	872	0.3	−59.0
税引前利益	Income before Income Taxes	11,789	−54.7	30,898	−	14,006	16.5	18.8	32,135	10.3	4.0
法人税･住民税及び事業税	Income Taxes	3,726	−60.0	6,525	−58.7	−4,691	−5.5	−	626	0.2	−90.4
法人税等調整額	Effect of a Tax Consequences	784	−56.4	−3,251	−	393	0.5	−49.8	−307	−0.1	−
少数株主利益	Minority Interest Loss	34	−87.6	189	−	22	0.0	−33.5	86	0.0	−54.5
当期純利益	Net Income	7,244	−50.4	27,434	−	18,282	21.5	152.4	31,730	10.2	15.7

※当社ｸﾞﾙｰﾌﾟは、平成18年10月に日本公認会計士協会より公表された「消費者金融会社等の利息返還請求による損失に係る引当金の計上に関する監査上の取扱い」にしたがって、利息返還損失引当金の見積り方法を変更したことに伴い、貸倒引当金繰入額107,012百万円、利息返還損失引当金繰入額69,312百万円の合計176,324百万円を特別損失に計上しています。

AIFUL Group has revised the reserve for interest repayment losses to 69,312 million yen and the reserve for bad debts to 107,012 million yen to accompany the announcement of the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims by the Japanese Institute of Certified Public Accountants (JICPA) on October, 2006.

4. グループ合計資金調達の状況 (Review of Funding / Group Total)

営業債権ベース(Managed Asset Basis)

(1)形態別調達金額(Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		07/6	構成比(%)	08/3	構成比(%)	08/6	構成比(%)	09/3(E)	構成比(%)
借入金	Borrowings	860,900	54.0	694,887	46.8	644,327	48.0	-	-
都市銀行等	City Banks	138,258	8.7	116,568	7.8	92,978	6.9	-	-
信託銀行	Trust Banks	310,538	19.5	258,647	17.4	238,519	17.8	-	-
地方銀行・第二地方銀行	Regional Banks	156,063	9.8	113,765	7.7	105,481	7.9	-	-
生命保険会社	Life Insurance	82,916	5.2	56,068	3.8	48,908	3.6	-	-
損害保険会社	Non-Life Insurance	23,613	1.5	16,586	1.1	15,291	1.1	-	-
外国銀行	Foreigner	15,000	0.9	9,000	0.6	9,000	0.7	-	-
シンジケートローン	*Syndicated Loan*	-	-	-	-	-	-	-	-
県信連等	Credit Association	66,510	4.2	57,516	3.9	56,843	4.2	-	-
その他	Other	69,001	4.3	66,736	4.5	77,306	5.8	-	-
CP・社債等	CP and Bonds	733,654	46.0	791,414	53.2	697,669	52.0	-	-
CP	CP	-	-	5,000	0.3	13,000	1.0	-	-
普通社債	SB	466,100	29.2	424,100	28.5	409,100	30.5	-	-
転換社債	CB	-	-	70,000	4.7	70,000	5.2	-	-
流動化	ABS, ABL	267,554	16.8	292,314	19.7	205,569	15.3	-	-
合計	Total	1,594,554	100.0	1,486,302	100.0	1,341,996	100.0	1,269,727	100.0

(2)長期・短期別調達金額(Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		07/6	構成比(%)	08/3	構成比(%)	08/6	構成比(%)	09/3(E)	構成比(%)
短期調達	Short-term Borrowings	97,750	6.1	163,930	11.0	90,560	6.7	-	-
短期借入	Borrowings	97,750	6.1	78,930	5.3	77,560	5.7	-	-
流動化	ABL	-	-	80,000	5.4	-	-	-	-
CP	CP	-	-	5,000	0.3	13,000	1.0	-	-
長期調達	Long-term Borrowings	1,496,804	93.9	1,322,372	89.0	1,251,436	93.3	-	-
固定金利借入	Fixed Rate	178,990	11.2	143,974	9.7	127,238	9.5	-	-
変動金利借入	Floating Rate	584,159	36.6	471,983	31.8	439,529	32.8	-	-
キャップ	With Cap	190,000	11.9	88,523	6.0	93,740	7.0	-	-
スワップ	With Swap	201,455	12.6	199,255	13.4	177,465	13.2	-	-
社債等(固定)	SB Other (Fixed Bond)	590,794	37.1	564,114	38.0	553,154	41.2	-	-
普通社債	SB	466,100	29.2	424,100	28.5	409,100	30.5	-	-
転換社債	CB	-	-	70,000	4.7	70,000	5.2	-	-
流動化	ABS, ABL	124,694	7.8	70,014	4.7	74,054	5.5	-	-
社債等(変動)	SB Other (Floating Bond)	142,860	9.0	142,300	9.6	131,514	9.8	-	-
普通社債	SB	-	-	-	-	-	-	-	-
スワップ	With Swap	-	-	-	-	-	-	-	-
流動化	ABS, ABL	142,860	9.0	142,300	9.6	131,514	9.8	-	-
キャップ	With Cap	142,860	9.0	135,800	9.1	131,514	9.8	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	769,784	48.3	708,088	47.6	680,392	50.7	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,304,099	81.8	1,131,667	76.1	1,083,112	80.7	-	-
合計	Total	1,594,554	100.0	1,486,302	100.0	1,341,996	100.0	1,269,727	100.0

(3)調達金利(Funding Rate)

(%)

年/決算月(Fiscal Year)		07/6	08/3	08/6	09/3(E)
調達金利	Funding Rate	1.83	1.78	1.79	2.13
間接	Indirect	2.13	2.15	2.21	-
直接	Direct	1.48	1.44	1.40	-

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

【参考】

(%)

長期プライムレート	Long term prime rate	2.45	2.10	2.45	2.85

5. アイフル営業実績 (Review of Operation / AIFUL)

(1) 営業実績(Operating Results)

年/決算月(Fiscal Year)		07/6	増減率(yoy%)	08/3	増減率(yoy%)	08/6	増減率(yoy%)	09/3(E)	増減率(yoy%)
営業債権合計	Total Receivable Outstanding	1,287,460	-16.2	1,119,755	-17.7	1,072,864	-16.7	968,663	-13.5
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	1,225,899	-16.7	1,058,879	-18.5	1,012,173	-17.4	902,511	-14.8
無担保ローン	Unsecured	940,403	-15.3	817,824	-17.8	785,666	-16.5	708,510	-13.4
有担保ローン	Home Equity	259,566	-20.0	221,577	-19.4	208,891	-19.5	180,669	-18.5
事業者ローン	Small Business	25,929	-29.4	19,477	-32.2	17,615	-32.1	13,331	-31.6
支払承諾見返	Guarantee	57,525	-7.1	56,224	-4.6	56,003	-2.6	61,040	8.6
個人保証	Personal Loans	37,125	-10.2	34,826	-8.8	34,307	-7.6	34,489	-1.0
事業者保証	Small business loans	20,400	-1.0	21,397	3.2	21,695	6.3	26,552	24.1
その他	Other	4,035	55.0	4,652	23.2	4,688	16.2	5,112	9.9
口座数 (千件)	Customer Accounts (Thousand)	1,800	-15.3	1,593	-15.9	1,533	-14.8	1,416	-11.1
無担保ローン	Unsecured	1,700	-15.0	1,508	-15.7	1,453	-14.5	1,347	-10.7
有担保ローン	Home Equity	80	-17.7	69	-17.3	65	-17.6	58	-16.3
事業者ローン	Small Business	19	-25.8	15	-28.4	14	-28.2	11	-27.5
一口座当たり残高 (千円)	Per Account (¥ Thousand)	680	-1.7	664	-3.1	659	-3.1	637	-2.9
無担保ローン	Unsecured	553	-0.3	542	-2.6	540	-2.3	526	-3.0
有担保ローン	Home Equity	3,242	-2.8	3,188	-2.5	3,168	-2.3	3,106	-2.6
事業者ローン	Small Business	1,315	-4.8	1,263	-5.4	1,244	-5.4	1,193	-5.5
新規顧客件数 (件)	New Accounts	33,097	-25.6	115,629	-26.0	28,664	-13.4	135,200	16.9
無担保ローン	Unsecured	33,048	-24.2	115,298	-25.7	28,633	-13.4	135,000	17.1
有担保ローン	Home Equity	41	-93.5	277	-64.0	31	-24.4	200	-27.8
事業者ローン	Small Business	8	-97.4	54	-86.4	-	-	-	-
実質平均利回り ※1 (%)	Average Yield ※1 (%)	19.8	-1.8	19.1	-1.8	17.7	-2.1	17.1	-2.0
無担保ローン	Unsecured	21.8	-1.7	21.0	-1.9	19.5	-2.3	18.8	-2.2
有担保ローン	Home Equity	12.6	-2.6	12.0	-1.4	11.3	-1.3	10.4	-1.6
事業者ローン	Small Business	20.3	-4.0	19.4	-3.3	18.3	-2.0	17.7	-1.7

※1:実質平均利回り＝営業貸付金利息／((営業貸付金期初残高＋営業貸付金期末残高)÷2)(%)
注) 斜体数値は増減数

※1:Average Yield=Interest Income/Average Loans Outstanding (%)
Notes:Italic Font = Increase or Decrease

(2) チャネル展開(Marketing Channel)

年/決算月(Fiscal Year)		07/6	増減数(yoy)	08/3	増減数(yoy)	08/6	増減数(yoy)	09/3(E)	増減数(yoy)
ローン事業店舗数 ※2 (店)	Loan Business Branches ※2	1,025(578)	-880	1,010(573)	-795	1,008(571)	-17	999	-11
有人店舗	Staffed Branches	101(6)	-375	101(5)	0	100(5)	-1	102	1
無人店舗	Unstaffed Branches	924(572)	-502	909(568)	-795	908(566)	-16	897	-12
ローン申込機	Simple Auto Application Machines	41(37)	-270	38(34)	-266	37(33)	-4	35	-3
信販カード担当店等	Other	0	-3	0	0	0	0	0	0
自動契約機設置台数 (台)	Unmanned Loan-contracting Machines	984	-604	977	-524	976	-8	-	-
併設型	At Staffed Branches	101	-372	101	0	100	-1	-	-
独立型	At Unstaffed Branches	883	-232	876	-524	876	-7	-	-
ATM・CDネットワーク (台)	AIFUL ATMs and Tie-up CDs	104,792	2,569	107,119	2,652	107,986	3,194	-	-
自社ATM	AIFUL ATMs	1,062	-748	1,026	-642	1,024	-38	-	-
提携ATM－CD ※3	Tie-up ATM-CD ※3	88,309	3,301	90,406	3,016	91,246	2,937	-	-
提携コンビニ入金	Tie-up Convenience Store	15,421	16	15,687	278	15,716	295	-	-
保証提携先金融機関	Guarantee Tie-up Banks								
個人保証	Personal Loans	43	-1	44	1	44	1	-	-
事業者保証	Small business loans	58	-1	68	10	70	12	-	-
正社員数(a) (人)	N. of Employees (regularly payroll) (a)	2,759	-559	2,585	-461	2,668	-91	2,545	-40
非正社員数(b) (人)	N. of Employees (temp.) (b)	950	-528	887	-475	681	-269	-	-
合計(a)+(b)	Total (a)+(b)	3,709	-1,087	3,472	-936	3,349	-360	-	-
非正社員比率(b)/(a+b) (%)	Ratio of N. of Employees (b)/(a+b)	25.6	-5.2	25.5	-5.4	20.3	-5.3	-	-

※2:()はロードサイド型
※3:提携ATM-CD台数には、セブン銀行(セブンイレブン)が含まれております。(07/6:12,145台、08/3:13,032台、08/6:13,158台)
注) 斜体数値は増減数

※2 The figures in brackets represent the number of roadside type branches.
※3 Included Seven Bank CDs (07/6: 12,145, 08/3: 13,032, 08/6: 13,158)
Notes: Italic Font = Increase or Decrease

6. アイフル損益の内訳 (Revenue and Expenses / AIFUL)

(百万円/¥ Million)

年/決算月(Fiscal Year)		07/6	増減率 (yoy%)	08/3	増減率 (yoy%)	08/6	営業収益比 (%)	増減率 (yoy%)	09/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	64,586	-21.9	233,039	-22.5	48,226	100.0	-25.3	176,676	100.0	-24.2
営業貸付金利息	Interest Income	62,414	-22.5	224,706	-23.2	45,793	95.0	-26.6	167,483	94.8	-25.5
無担保ローン	Unsecured	52,668	-19.8	190,230	-21.9	38,898	80.7	-26.1	143,661	81.3	-24.5
有担保ローン	Home Equity	8,360	-33.3	29,808	-28.0	6,048	12.5	-27.7	20,925	11.8	-29.8
事業者ローン	Small Business	1,384	-39.2	4,667	-38.8	846	1.8	-38.8	2,897	1.6	-37.9
その他の金融収益	Other Financial Revenue	63	17,798.1	400	123.5	163	0.3	157.1	409	0.2	2.2
その他の営業収益	Other Operating Revenue	2,108	-4.7	7,932	0.3	2,269	4.7	7.6	8,783	5.0	10.7
信用保証収益	Loan Guarantee Fee	1,213	-6.4	4,738	-6.2	1,165	2.4	-3.9	4,840	2.7	2.2
償却債権回収額	Bad Debt Recovery	703	16.9	2,552	38.7	981	2.0	39.5	3,414	1.9	33.8
その他	Other	192	-39.2	641	-36.8	122	0.3	-36.2	530	0.3	-17.4
営業費用	Operating Expenses	60,027	-4.6	216,081	-47.0	38,996	80.9	-35.0	155,777	88.2	-27.9
金融費用	Financial Expenses	6,577	-10.7	25,355	-12.1	5,303	11.0	-19.4	22,874	12.9	-9.8
その他の営業費用	Other Operating Expenses (SG & A)	53,450	-3.7	190,726	-49.7	33,692	69.9	-37.0	132,903	75.2	-30.3
貸倒関連費用	Credit Cost	35,250	30.1	103,071	-52.7	18,976	39.3	-46.2	69,226	39.2	-32.8
内貸倒損失	Bad Debt Write offs	45,770	86.5	154,487	15.2	33,535	69.5	-26.7	116,069	65.7	-24.9
利息返還関連費用	Return of overpayment Cost	1,873	-59.8	26,935	-65.1	0	0.0	-100.0	0	-	-
内利息返還金	Return of overpayment	12,261	166.9	50,424	78.7	13,951	28.9	13.8	38,724	21.9	-23.2
広告宣伝費	Advertising Expenses	1,029	-56.2	4,142	-27.8	1,128	2.3	9.6	5,715	3.2	38.0
支払手数料	Commission	2,313	-30.5	8,522	-25.6	1,906	4.0	-17.6	8,216	4.7	-3.6
人件費	Salaries	6,086	-17.9	23,335	-18.5	6,164	12.8	1.3	22,628	12.8	-3.0
賃借料・地代家賃	Rental Expenses・Land Rent	2,320	-22.1	7,418	-36.1	1,656	3.4	-28.6	7,112	4.0	-4.1
消耗品費・修繕費	Supplies・Repair and Maintenance	929	-43.6	3,926	-22.2	925	1.9	-0.3	4,944	2.8	25.9
通信費	Communications	392	-1.9	1,492	-5.7	359	0.7	-8.5	1,559	0.9	4.5
保険料	Insurance Premium	75	-93.7	210	-92.4	59	0.1	-21.2	189	0.1	-10.0
減価償却費	Depreciation	1,774	-17.2	6,547	-24.2	1,265	2.6	-28.7	8,362	4.7	27.7
事業税	Enterprice Tax (Pro forma standard taxation)	67	-66.6	359	-30.2	80	0.2	19.1	320	0.2	-10.9
その他	Other	1,336	-36.9	4,765	-37.8	1,170	2.4	-12.4	4,634	2.6	-2.7
営業利益	Operating Income	4,559	-77.0	16,957	-	9,230	19.1	102.4	20,898	11.8	23.2
営業外収益	Non-operating Income	1,411	-10.7	5,734	-4.5	2,064	4.3	46.3	5,126	2.9	-10.6
営業外費用	Non-operating Expenses	12	-47.4	500	72.7	10	0.0	-17.6	24	0.0	-95.2
経常利益	Ordinary Income	5,958	-72.2	22,191	-	11,284	23.4	89.4	26,000	14.7	17.2
特別利益	Extraordinary Income	28	3,309.2	7,955	170.5	2,200	4.6	7,573.2	4,440	2.5	-44.2
特別損失	Extraordinary Losses	114	-26.8	1,472	-99.4	255	0.5	123.7	628	0.4	-57.3
税引前利益	Income before Income Taxes	5,872	-72.4	28,674	-	13,228	27.4	125.3	29,811	16.9	4.0
法人税・住民税及び事業税	Income Taxes	3,516	-57.8	3,633	-52.0	-4,818	-10.0	-266.4	98	0.1	-97.3
法人税等調整額	Effect of a Tax Consequences	-	-	-2,029	-	-	-	-	-1,217	-0.7	-
当期純利益	Net Income	2,355	-81.4	27,069	-	18,047	37.4	666.1	30,931	17.5	14.3

※当社は、平成18年10月に日本公認会計士協会より公表された「消費者金融会社等の利息返還請求による損失に係る引当金の計上に関する監査上の取扱い」にしたがって、利息返還損失引当金の見積り方法を変更したことに伴い、貸倒引当金繰入額99,197百万円、利息返還損失引当金繰入額57,070百万円の合計156,267百万円を特別損失に計上しています。

AIFUL has revised the reserve for interest repayment losses to 57,070 million yen and the reserve for bad debts to 99,197 million yen to accompany the announcement of the Accounting Treatment for Calculation of Reserves Relating to Losses at Consumer Finance Companies, etc., Resulting from Interest Repayment Claims by the Japanese Institute of Certified Public Accountants (JICPA) on October, 2006.

7. アイフル資金調達の状況 (Review of Funding / AIFUL)

(1) 形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		07/6	構成比(%)	08/3	構成比(%)	08/6	構成比(%)	平均借入期間(年)	09/3(E)	構成比(%)
借入金	Borrowings	537,057	49.1	394,090	38.0	364,689	40.2	4.7	-	-
都市銀行等	City Banks	107,817	9.9	84,568	8.1	65,795	7.2	-	-	-
信託銀行	Trust Banks	180,370	16.5	131,799	12.7	125,211	13.8	-	-	-
地方銀行・第二地方銀行	Regional Banks	107,225	9.8	80,827	7.8	75,836	8.4	-	-	-
信用金庫	Shinkin Banks	13,500	1.2	11,000	1.1	9,700	1.1	-	-	-
生命保険会社	Life Insurance	82,587	7.5	56,068	5.4	48,908	5.4	-	-	-
損害保険会社	Non-Life Insurance	21,886	2.0	15,481	1.5	14,265	1.6	-	-	-
外国銀行	Foreigner	15,000	1.4	9,000	0.9	9,000	1.0	-	-	-
シンジケートローン	Syndicated Loan	-	-	-	-	-	-	-	-	-
県信連	Credit Association	2,835	0.3	1,312	0.1	1,025	0.1	-	-	-
その他	Other	5,835	0.5	4,034	0.4	14,949	1.6	-	-	-
社債等	Bonds	557,431	50.9	644,200	62.0	543,434	59.8	5.6	-	-
普通社債	SB	456,100	41.7	414,100	39.9	399,100	43.9	-	-	-
転換社債	CB	-	-	70,000	6.7	70,000	7.7	-	-	-
流動化	ABS, ABL	101,331	9.3	160,100	15.4	74,334	8.2	-	-	-
合計	Total	1,094,488	100.0	1,038,291	100.0	908,124	100.0	5.1	847,978	100.0

(2) 長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		07/6	構成比(%)	08/3	構成比(%)	08/6	構成比(%)	残存期間(年)	09/3(E)	構成比(%)
短期調達	Short-term Borrowings	16,000	1.5	90,000	8.7	10,000	1.1	-	-	-
短期借入	Borrowings	16,000	1.5	10,000	1.0	10,000	1.1	-	-	-
流動化	ABL	-	-	80,000	7.7	-	-	-	-	-
長期調達	Long-term Borrowings	1,078,488	98.5	948,291	91.3	898,124	98.9	2.5	-	-
固定金利借入	Fixed Rate	126,569	11.6	96,312	9.3	83,484	9.2	1.8	-	-
変動金利借入	Floating Rate	394,487	36.0	287,777	27.7	271,205	29.9	2.3	-	-
キャップ	With Cap	190,000	17.4	88,523	8.5	93,740	10.3	-	-	-
スワップ	With Swap	201,455	18.4	199,255	19.2	177,465	19.5	-	-	-
社債等(固定)	SB Other (Fixed Bond)	477,431	43.6	486,800	46.9	469,934	51.7	2.4	-	-
普通社債	SB	456,100	41.7	414,100	39.9	399,100	43.9	-	-	-
転換社債	CB	-	-	70,000	6.7	70,000	7.7	-	-	-
流動化	ABS, ABL	21,331	1.9	2,700	0.3	834	0.1	-	-	-
社債等(変動)	SB Other (Floating Bond)	80,000	7.3	77,400	7.5	73,500	8.1	3.8	-	-
普通社債	SB	-	-	-	-	-	-	-	-	-
流動化	ABS, ABL	80,000	7.3	77,400	7.5	73,500	8.1	-	-	-
キャップ	With Cap	80,000	7.3	77,400	7.5	73,500	8.1	-	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	604,000	55.2	583,113	56.2	553,418	60.9	-	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	1,075,455	98.3	948,291	91.3	898,123	98.9	-	-	-
合計	Total	1,094,488	100.0	1,038,291	100.0	908,124	100.0	2.4	847,978	100.0

※キャップには、開始年月日が未到来のキャップ想定元本2,500百万円を含んでおりません。
※The date exclude 2.5billion yen notional amount interest cap options which effective date is not arrived yet.

(3) 調達金利 (Funding Rate)

(%)

年/決算月(Fiscal Year)		07/6	08/3	08/6	09/3(E)
調達金利	Funding Rate	1.83	1.70	1.70	2.03
間接	Indirect	2.04	2.04	2.08	-
直接	Direct	1.63	1.50	1.44	-

※調達金利＝末約定ベース平均表面金利　※Funding Rate = Interest Rate／Average Borrowing

(参考)

(%)

長期プライムレート	Long term prime rate	2.45	2.10	2.45	2.85
5年スワップレート	5Y SWAP rate	1.64	1.03	1.50	
JGB(10年)	10Y JGB	1.90	1.28	1.61	

8. アイフル債権ポートフォリオ （Analysis of Loan Portfolio / AIFUL）

(1)貸付利率別残高構成(Breakdown By Interest Rate)

貸付利率 Interest Rate on Loans to Customers	年/決算月(Fiscal Year)	07/3 件数(千件) Account ※1	07/3 構成比(%)	07/3 残高(百万円) Loan Balance ※2	07/3 構成比(%)	07/9 件数(千件) Account ※1	07/9 構成比(%)	07/9 残高(百万円) Loan Balance ※2	07/9 構成比(%)	08/3 件数(千件) Account ※1	08/3 構成比(%)	08/3 残高(百万円) Loan Balance ※2	08/3 構成比(%)	08/6 件数(千件) Account ※1	08/6 構成比(%)	08/6 残高(百万円) Loan Balance ※2	08/6 構成比(%)
無担保ローン (Unsecured Loans)	<18.0%	161	9.0	75,078	7.5	191	11.8	102,665	11.5	269	17.9	188,201	23.0	295	20.3	215,134	27.4
	18.0%≦ <20.0%	19	1.1	31,180	3.1	55	3.4	40,125	4.5	175	11.6	72,579	8.9	234	16.1	90,510	11.5
	20.0%≦ <22.0%	36	2.1	59,523	6.0	32	2.0	51,101	5.7	21	1.4	33,097	4.0	17	1.2	27,044	3.4
	22.0%≦ <24.0%	63	3.5	83,081	8.3	52	3.2	69,488	7.8	35	2.3	44,941	5.5	28	2.0	36,841	4.7
	24.0%≦ <26.0%	129	7.2	135,728	13.6	112	6.9	114,596	12.8	79	5.3	78,761	9.6	67	4.7	66,190	8.4
	26.0%≦ <28.0%	150	8.4	120,563	12.1	128	7.9	101,800	11.4	93	6.2	72,953	8.9	80	5.5	62,245	7.9
	28.0%≦	1,228	68.7	489,921	49.2	1,054	64.8	415,150	46.4	834	55.3	327,290	40.0	729	50.2	287,699	36.6
	合計 (Total)	1,788	100.0	995,077	100.0	1,628	100.0	894,929	100.0	1,508	100.0	817,824	100.0	1,453	100.0	785,666	100.0
有担保ローン (Home Equity Loans)	<13.0%	7	9.3	35,591	13.0	8	10.9	34,793	14.0	9	13.5	35,692	16.1	9	14.8	36,264	17.4
	13.0%≦ <14.0%	2	2.7	16,413	6.0	2	2.8	15,044	6.1	2	2.9	13,767	6.2	1	2.9	12,790	6.1
	14.0%≦ <15.0%	3	3.8	19,180	7.0	2	3.8	17,300	7.0	2	3.9	15,517	7.0	2	3.9	14,610	7.0
	15.0%≦ <16.0%	8	9.8	32,674	11.9	7	10.2	30,120	12.1	7	11.3	28,659	12.9	7	12.1	28,229	13.5
	16.0%≦ <17.0%	2	2.7	12,184	4.4	2	2.7	10,820	4.4	1	2.7	9,691	4.4	1	2.6	8,814	4.2
	17.0%≦ <18.0%	3	3.7	13,913	5.1	2	3.6	12,342	5.0	2	3.5	10,903	4.9	2	3.4	9,911	4.7
	18.0%≦	57	68.0	144,829	52.7	50	66.1	127,819	51.5	43	62.3	107,345	48.4	39	60.3	98,270	47.0
	合計 (Total)	84	100.0	274,787	100.0	77	100.0	248,241	100.0	69	100.0	221,577	100.0	65	100.0	208,891	100.0
事業者ローン (Small Business Loans)	<18.0%	2	10.7	2,398	8.3	2	14.4	2,716	11.5	3	20.2	3,219	16.5	3	22.5	3,281	18.6
	18.0%≦ <25.0%	4	19.8	6,997	24.3	3	20.2	6,047	25.6	3	19.7	5,015	25.8	2	19.6	4,546	25.8
	25.0%≦ <28.0%	7	34.8	11,539	40.1	6	35.1	9,432	40.0	5	34.0	7,508	38.6	4	33.5	6,688	38.0
	28.0%≦	7	34.7	7,811	27.2	5	30.2	5,400	22.9	4	26.1	3,733	19.2	3	24.3	3,098	17.6
	合計 (Total)	21	100.0	28,747	100.0	18	100.0	23,597	100.0	15	100.0	19,477	100.0	14	100.0	17,615	100.0
合計	(Total)	1,894	100.0	1,298,611	100.0	1,723	100.0	1,166,767	100.0	1,593	100.0	1,058,879	100.0	1,533	100.0	1,012,173	100.0

※1:Thousand
※2:¥Million

(2)貸付金額別残高構成(Breakdown By Amount)

貸付金額 Loan Outstanding	年/決算月(Fiscal Year)	07/3 件数(千件) Account ※1	07/3 構成比(%)	07/3 残高(百万円) Loan Balance ※2	07/3 構成比(%)	07/9 件数(千件) Account ※1	07/9 構成比(%)	07/9 残高(百万円) Loan Balance ※2	07/9 構成比(%)	08/3 件数(千件) Account ※1	08/3 構成比(%)	08/3 残高(百万円) Loan Balance ※2	08/3 構成比(%)	08/6 件数(千件) Account ※1	08/6 構成比(%)	08/6 残高(百万円) Loan Balance ※2	08/6 構成比(%)
無担保ローン (Unsecured Loans)	(千円/¥ Thousand)																
	<100	153	8.6	10,528	1.1	153	9.4	10,776	1.2	159	10.6	11,338	1.4	159	11.0	11,413	1.5
	100≦ <200	152	8.5	24,139	2.4	143	8.8	22,725	2.5	129	8.6	20,478	2.5	123	8.5	19,339	2.5
	200≦ <300	136	7.6	34,384	3.5	122	7.5	30,596	3.4	115	7.7	28,778	3.5	113	7.8	28,050	3.6
	300≦ <400	165	9.3	57,857	5.8	153	9.4	52,981	5.9	146	9.7	50,050	6.1	140	9.7	47,497	6.0
	400≦ <500	789	44.1	376,236	37.8	700	43.0	332,209	37.1	627	41.6	296,556	36.3	596	41.0	281,999	35.9
	500≦ <1,000	210	11.8	171,528	17.2	190	11.7	153,764	17.2	176	11.7	141,006	17.2	170	11.8	136,367	17.4
	1,000≦	179	10.0	320,402	32.2	164	10.1	291,875	32.6	153	10.2	269,615	33.0	149	10.3	260,998	33.2
	合計 (Total)	1,788	100.0	995,077	100.0	1,628	100.0	894,929	100.0	1,508	100.0	817,824	100.0	1,453	100.0	785,666	100.0
有担保ローン (Home Equity Loans)	(千円/¥ Thousand)																
	<1,000	5	6.5	3,451	1.3	5	6.9	3,318	1.3	5	7.5	3,207	1.4	5	7.7	3,101	1.5
	1,000≦ <5,000	68	81.1	182,043	66.2	62	80.9	164,898	66.4	55	80.0	145,207	65.5	52	79.8	137,016	65.6
	5,000≦ <10,000	8	10.6	65,021	23.7	8	10.5	58,946	23.7	7	10.8	54,605	24.6	7	10.8	51,657	24.7
	10,000≦ <50,000	1	1.8	23,444	8.5	1	1.7	20,312	8.2	1	1.7	17,706	8.0	1	1.7	16,571	7.9
	50,000≦ <100,000	0	0.0	373	0.1	0	0.0	311	0.1	0	0.0	309	0.1	0	0.0	307	0.1
	100,000≦	0	0.0	452	0.2	0	0.0	452	0.2	0	0.0	540	0.2	0	0.0	236	0.1
	合計 (Total)	84	100.0	274,787	100.0	77	100.0	248,241	100.0	69	100.0	221,577	100.0	65	100.0	208,891	100.0
事業者ローン (Small Business Loans)	(千円/¥ Thousand)																
	<1,000	7	33.3	4,197	14.6	6	35.6	3,673	15.6	5	37.8	3,224	16.6	5	39.0	2,991	17.0
	1,000≦ <2,000	11	54.1	17,543	61.0	9	50.8	13,702	58.1	7	48.2	10,889	55.9	6	46.8	9,686	55.0
	2,000≦	2	12.6	7,006	24.4	2	13.5	6,220	26.4	2	14.0	5,363	27.5	2	14.2	4,938	28.0
	合計 (Total)	21	100.0	28,747	100.0	18	100.0	23,597	100.0	15	100.0	19,477	100.0	14	100.0	17,615	100.0
合計	(Total)	1,894	100.0	1,298,611	100.0	1,723	100.0	1,166,767	100.0	1,593	100.0	1,058,879	100.0	1,533	100.0	1,012,173	100.0

※1:Thousand
※2:¥Million

9. アイフル無担保ローン顧客属性(Unsecured Loans Customer Profile / AIFUL)

(1)性　別 (Sex)

(千件/Thousand)

		年/決算月(Fiscal Year)	07/3	構成比(%)	08/3	構成比(%)	08/6	構成比(%)
新規顧客 (New Accounts)	男　性	(Male)	109	70.4	80	69.7	20	71.1
	女　性	(Female)	45	29.6	34	30.3	8	28.9
	合　計	(Total)	155	100.0	115	100.0	28	100.0
既存顧客 (Existing Accounts)	男　性	(Male)	1,235	69.1	1,048	69.5	1,012	69.7
	女　性	(Female)	552	30.9	460	30.5	440	30.3
	合　計	(Total)	1,788	100.0	1,508	100.0	1,453	100.0

(2)年齢別(Age)

(千件/Thousand)

		年/決算月(Fiscal Year)	07/3	構成比(%)	08/3	構成比(%)	08/6	構成比(%)
新規顧客 (New Accounts)	20 ～ 29	(才/Age)	71	46.3	49	42.5	11	39.2
	30 ～ 39		33	21.7	28	24.4	7	25.6
	40 ～ 49		23	15.3	20	17.4	5	19.2
	50 ～ 59		19	12.8	14	12.9	3	13.3
	60 ～		6	3.9	3	2.8	0	2.7
	合　計	(Total)	155	100.0	115	100.0	28	100.0
既存顧客 (Existing Accounts)	20 ～ 29	(才/Age)	396	22.2	301	20.0	282	19.5
	30 ～ 39		511	28.6	433	28.7	418	28.8
	40 ～ 49		367	20.5	325	21.6	317	21.9
	50 ～ 59		323	18.1	276	18.3	267	18.4
	60 ～		190	10.6	172	11.4	167	11.5
	合　計	(Total)	1,788	100.0	1,508	100.0	1,453	100.0

(3)保険種別(Type of Social Security)

(千件/Thousand)

		年/決算月(Fiscal Year)	07/3	構成比(%)	08/3	構成比(%)	08/6	構成比(%)
新規顧客 (New Accounts)	会社員(社保)	Office Worker (Company Health Insurance)	75	48.6	71	62.1	19	67.8
	会社員(国保)	Office Worker (National Health Insurance)	66	43.0	35	31.1	7	25.6
	自営業者	Self Employed	13	8.5	7	6.7	1	6.6
	合　計	Total	155	100.0	115	100.0	28	100.0

(4)年収別(Annual Income)

(千件/Thousand)

		年/決算月(Fiscal Year)	07/3	構成比(%)	08/3	構成比(%)	08/6	構成比(%)
新規顧客 (New Accounts)	< 2,000	(千円/¥Thousand)	29	18.8	19	17.1	4	14.2
	2,000 ≦ < 3,000		38	25.1	27	24.2	6	23.8
	3,000 ≦ < 4,000		38	25.1	28	24.9	7	26.0
	4,000 ≦ < 5,000		22	14.5	17	15.2	4	16.0
	5,000 ≦ < 7,000		17	11.0	14	12.3	3	13.4
	7,000 ≦ < 10,000		6	4.4	5	5.2	1	5.3
	10,000 ≦		1	1.0	1	1.2	0	1.3
	合　計	(Total)	155	100.0	115	100.0	28	100.0

10. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(1)クレジットコストの状況／年間比較(Credit Cost / YOY%)

(百万円/¥ Million)

年/決算月(Fiscal Year)		07/6	/(L)%	08/3	/(L)%	08/6	/(L)%	09/3(E)	/(L)%
営業債権合計 (L)	Total Receivable Outstanding (L)	1,287,460	-	1,119,755	-	1,072,864	-	968,663	-
期末営業貸付金	Loans outstanding	1,225,899	-	1,058,879	-	1,012,173	-	902,511	-
無担保	Unsecured	940,403	-	817,824	-	785,666	-	708,510	-
有担保	Home equity	259,566	-	221,577	-	208,891	-	180,669	-
事業者	Small business	25,929	-	19,477	-	17,615	-	13,331	-
支払承諾見返等	Guarantee, etc	61,561	-	60,876	-	60,691	-	66,152	-
期初貸倒引当金	Allowance for bad debt (Beginning)	262,185	20.36	262,185	23.41	201,897	18.82	201,897	20.84
貸倒発生額合計 ①	Total Write-offs ①	45,770	3.56	154,487	13.80	33,535	3.13	116,069	11.98
前年同期比	YOY%	86.5		15.2		-26.7		-24.9	
貸倒発生額 ②	Write-offs ②	44,940	3.67	151,234	14.28	32,519	3.21	112,601	12.48
前年同期比	YOY%	87.1		14.8		-27.6		-25.5	
無担保	Unsecured	40,927	4.35	136,763	16.72	29,427	3.75	101,449	14.32
有担保	Home equity	2,491	0.96	9,530	4.30	2,051	0.98	7,430	4.11
事業者	Small business	1,522	5.87	4,939	25.36	1,040	5.91	3,722	27.92
支払承諾見返等	Guarantee, etc	829	1.35	3,252	5.34	1,015	1.67	3,468	5.24
個別貸倒引当金繰入 ③ (個別引当) ※	Non-operating Allowance for bad debt ※ ③	2,139	0.17	8,933	0.84	1,855	0.18	8,004	0.89
無担保	Unsecured	1,221	0.13	2,034	0.25	753	0.10	1,686	0.24
有担保	Home equity	883	0.34	6,833	3.08	1,089	0.52	6,236	3.45
事業者	Small business	34	0.13	64	0.33	12	0.07	82	0.62
①+③	Total Write-offs ①+③	47,910	3.72	163,420	14.59	35,390	3.30	124,073	12.81
前年同期比	YOY%	81.7		15.9		-26.1		-24.1	
②+③	Write-offs ②+③	47,080	3.84	160,168	15.13	34,375	3.40	120,605	13.36
前年同期比	YOY%	82.2		15.6		-27.0		-24.7	
無担保	Unsecured	42,149	4.48	138,798	16.97	30,180	3.84	103,135	14.56
有担保	Home equity	3,374	1.30	16,364	7.39	3,141	1.50	13,666	7.56
事業者	Small business	1,556	6.00	5,004	25.69	1,053	5.98	3,804	28.53
支払承諾見返等	Guarantee, etc	829	1.35	3,252	5.34	1,015	1.67	3,468	5.24
貸倒関連費用(営業費用)	Credit Cost	35,250	2.74	103,071	9.20	18,976	1.77	69,226	7.15
貸倒関連費用(特別損失)	Extraordinary Losses	-	-	-	-	-	-	-	-
期末貸倒引当金	Allowance for bad debt (End)	249,526	19.38	201,897	18.03	180,905	16.86	147,050	15.18
内債権放棄	which for Waiver of principal	151,597	12.37	93,504	8.83	77,142	7.62	52,542	5.82
利息返還損失引当金	Allowance for losses on return of overpayment	112,568	11.97	99,467	9.39	90,093	8.90	60,743	6.73

※:個別貸倒引当金繰入＝破産更生債権(有担保)＋民事再生債権

Non-operating allowance for bad debt=Loans with legal bankruptcy (home equity)＋Loans with civil rehabilitation law.

10. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(2)不良債権の状況(金融庁「4分類」)(NPL defined by FSA)

(百万円/¥ Million)

年/決算月(Fiscal Year)		07/3	/(L)%	07/6	/(L)%	07/9	/(L)%	07/12	/(L)%	08/3	/(L)%	08/6	/(L)%	09/3(E)	/(L)%
期末営業貸付金 (L)	Loans outstanding (L)	1,298,611	-	1,225,899	-	1,166,767	-	1,107,891	-	1,058,879	-	1,012,173	-	902,511	-
無担保	Unsecured	995,077	-	940,403	-	894,929	-	850,565	-	817,824	-	785,666	-	708,510	-
有担保	Home equity	274,787	-	259,566	-	248,241	-	236,017	-	221,577	-	208,891	-	180,669	-
事業者	Small business	28,747	-	25,929	-	23,597	-	21,308	-	19,477	-	17,615	-	13,331	-
4分類開示債権合計 ①	NPL total ①	238,132	18.34	236,971	19.33	239,842	20.56	239,060	21.58	240,685	22.73	238,622	23.58	-	-
破綻先	Category 4	36,935	2.84	38,593	3.15	39,142	3.35	40,226	3.63	43,300	4.09	44,780	4.42	-	-
延滞債権	Category 3	142,932	11.01	139,158	11.35	142,496	12.21	141,595	12.78	144,404	13.64	142,373	14.07	-	-
3ヶ月以上延滞債権	Category 2	20,361	1.57	20,266	1.65	18,512	1.59	16,970	1.53	14,108	1.33	14,032	1.39	-	-
貸出条件緩和債権	Category 1	37,903	2.92	38,952	3.18	39,690	3.40	40,268	3.63	38,871	3.67	37,435	3.70	-	-
うち無担保ローン ②	Unsecured Loan ②	130,819	13.15	125,632	13.36	124,979	13.97	122,844	14.44	121,078	14.80	117,108	14.91	-	-
破綻先	Category 4	4,152	0.42	3,908	0.42	3,885	0.43	3,864	0.45	3,453	0.42	2,730	0.35	-	-
延滞債権	Category 3	74,402	7.48	68,412	7.27	68,079	7.61	67,021	7.88	69,309	8.47	66,933	8.52	-	-
3ヶ月以上延滞債権	Category 2	16,056	1.61	15,941	1.70	15,007	1.68	13,468	1.58	11,182	1.37	11,641	1.48	-	-
貸出条件緩和債権	Category 1	36,207	3.64	37,369	3.97	38,006	4.25	38,489	4.53	37,132	4.54	35,802	4.56	-	-
期末貸倒引当金 ③	Allowance for NPL ③	331,951	25.56	319,374	26.05	282,369	24.20	271,340	24.49	269,394	25.44	246,184	24.32	213,677	23.68
無税	Untaxable	109,894	8.46	102,710	8.38	99,232	8.50	97,117	8.77	105,044	9.92	106,927	10.56	98,766	10.94
有税	Taxable	222,056	17.10	216,664	17.67	183,137	15.70	174,223	15.73	164,349	15.52	139,256	13.76	114,911	12.73
流動 ④	Current assets ④	262,185	20.19	249,526	20.35	218,001	18.68	210,589	19.01	201,897	19.07	180,905	17.87	147,050	16.29
固定	Fixed assets	69,765	5.37	69,848	5.70	64,368	5.52	60,751	5.48	67,496	6.37	65,278	6.45	66,627	7.38
NPLカバー率(ALL) ③/①	Coverage ratio (All) ③/①	139.4	-	134.8	-	117.7	-	113.5	-	111.9	-	103.2%	-	-	-
NPLカバー率(無担保) ④/②	Coverage ratio (Unsecured) ④/②	200.4	-	198.6	-	174.4	-	171.4	-	166.7	-	154.5%	-	-	-

無担保ローン以外の不良債権は主に有担保ローン(不動産担保ローン)となります。
融資額が担保価値を上回る部分については、貸倒引当金(固定)を計上しております。

破綻先
未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権
その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)
但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3ヶ月以上延滞債権
営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

貸出条件緩和債権
上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に有利となる取決めを行なった貸付金

NPLs other than unsecured loans are mainly secured loans (home equity loans).
The portion of the loans that exceeds the value of the secured property is booked to the bad debt reserve (fixed).

Claims in bankruptcy *(category 4)*:
Loans to borrowers declared bankruptcy, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Loans in Arrears *(category 3)*:
NPL's exclusive of accrued interest. That are past due for over 5 months or more and held by collection department.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans in Arrears Longer than 3 months *(category 2)*:
NPL's past due for 3 months or more that do not fall into the above two categories.

Loans with adjusted terms *(category 1)*:
NPL's, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

10. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(3) 無担保ローン延滞還移率(ストック) (Details of Unsecured Loans)

(単位:百万円/¥Million)

年/決算月(Fiscal Year)		07/6 (3M)	増減率(yoy%)	07/9 (6M)	増減率(yoy%)	08/3 (6M)	増減率(yoy%)	08/6 (3M)	増減率(yoy%)
移管発生率 ※1	Transfer (5M+Arrearage) Ratio ※1	0.998	*0.115*	1.033	*0.028*	1.007	*-0.026*	0.926	*-0.072*
移管額	Transfer (5M+Arrearage)	26,932	-6.0	54,217	-15.4	47,650	-12.1	20,517	-23.8

※1:移管発生比率=移管発生金額/営業店残高

注) 斜体数値は増減数

(4) 貸倒償却要因別状況／残高(無担保ローン) (Reason for Write-off, Unsecured)

(単位:百万円/¥Million)

年/決算月(Fiscal Year)		07/6 (3M)	償却単価 ※2 (per account)	07/9 (6M)	償却単価 ※2 (per account)	08/3 (12M)	償却単価 ※2 (per account)	08/6 (3M)	償却単価 ※2 (per account)
償却理由(合計)	Reason for Write-off (Total)	40,927	460	75,044	466	136,765	462	29,427	483
増減率	YOY%	91.8		48.1		14.8		-28.1	
破産	Bankruptcy	4,057	586	8,858	581	16,288	577	2,373	574
増減率/占有率	YOY/Share%	-27.1	9.9%	-22.4	11.8%	-25.2	11.9%	-41.5	8.1%
債権放棄	Waiver of principal due to a settlement	13,956	-	27,788	439	57,278	452	11,180	472
増減率/占有率	with lawyer YOY/Share%	130.8	34.1%	87.5	37.0%	40.1	41.9%	-19.9	38.0%
内利息返還に伴う債権放棄	Which for return of overpayment	7,847	-	14,937	-	30,222	-	6,883	-
連絡不能等	Loss of contact, etc.	3,602	385	6,366	390	10,597	397	2,094	409
増減率/占有率	YOY/Share%	28.3	8.8%	-14.0	8.5%	-11.8	7.7%	-41.9	7.1%
介入後未決	Unsettled intervention	4,813	563	8,637	571	14,473	579	4,421	609
増減率/占有率	YOY/Share%	79.5	11.8%	70.0	11.5%	32.3	10.6%	-8.1	15.0%
不履行	No intention to repay	14,496	429	23,392	428	38,127	425	9,357	450
増減率/占有率	YOY/Share%	242.3	35.4%	95.5	31.2%	13.9	27.9%	-35.5	31.8%

※2:償却単価=償却金額/償却件数(単位:千円)

11. ライフ営業指標 (Review of Operation / LIFE)

営業債権ベース(Managed Asset Basis)

(1)営業実績(Operating Results)

年/決算月(Fiscal Year)		07/6	増減率(yoy%)	08/3	増減率(yoy%)	08/6 ①	増減率(yoy%)	09/3(E)	増減率(yoy%)
営業債権合計 (百万円)	Balance (¥Million)	703,177	-9.8	653,045	-9.0	642,782	-8.6	618,992	-5.2
割賦売掛金	Installment Receivable	222,443	-22.0	190,485	-17.1	190,447	-14.4	190,451	0.0
総合斡旋	Credit Card Shopping	125,136	10.0	127,677	8.9	134,913	7.8	150,816	18.1
個品斡旋	Installment Sales Finance	97,307	-43.3	62,807	-44.2	55,533	-42.9	39,635	-36.9
営業貸付金	Loans (Cash Advance)	390,890	-1.4	380,191	-4.1	371,711	-4.9	342,272	-10.0
カードキャッシング	with Credit Card	230,365	2.9	221,691	-3.6	219,570	-4.7	219,529	-1.0
キャッシュプラザ	with Loan Card (Life Play Card)	159,003	-7.4	156,697	-5.0	150,423	-5.4	121,337	-22.6
その他	Other	1,521	82.4	1,801	29.1	1,716	12.8	1,406	-21.9
支払承諾見返	Guarantee	81,206	-9.6	73,486	-11.5	71,506	-11.9	77,976	6.1
新型商品	High Yield Product	26,478	-2.2	24,749	-8.0	23,613	-10.8	35,845	44.8
旧型商品	Low Yield Product	54,728	-12.7	48,737	-13.1	47,892	-12.5	42,131	-13.6
その他営業債権	Other	8,637	5.2	8,882	0.1	9,118	5.6	8,291	-6.7
クレジットカード	Credit Card								
有効カード会員数 (千人)	Number of Card Holders (Thousand)	14,313	932	14,819	754	14,945	632	15,294	475
プロパー	Proper	1,978	103	2,071	110	2,102	124	2,167	96
提携	Affinity	12,335	829	12,748	645	12,842	507	13,126	378
新規発行数 (千枚)	Number of New Issue (Thousand)	504	-109	1,849	-331	369	-135	1,854	5
プロパー	Proper	43	-20	217	-24	56	13	230	13
提携	Affinity	461	-89	1,631	-307	313	-148	1,623	-8
単価(残高÷残有会員数) (千円)	Balance per Account (¥Thousand)								
総合斡旋	Shopping	67	3.1	65	0.0	66	-1.5	63	-3.1
キャッシング	Cashing	272	0.4	269	-1.1	266	-2.2	255	-5.2
買上実績 (百万円)	Purchase Results (¥Million)								
個品斡旋	Installment Sales Finance	3,204	-78.4	11,341	-65.1	2,439	-23.9	12,140	7.0
カード事業	Credit Card	205,338	9.2	877,126	10.1	227,009	10.6	997,821	13.8
総合斡旋	Shopping	148,901	16.5	664,791	18.4	177,441	19.2	789,974	18.8
キャッシング	Cashing	56,437	-6.3	212,335	-9.8	49,567	-12.2	207,846	-2.1
実質平均利回り	Average Yield	17.2	-0.2	17.4	0.3	16.5	-0.7	15.9	-1.6
割賦売掛金収益	Installment Receivable	10.1	0.4	10.5	0.5	10.8	0.7	11.1	0.6
総合斡旋	Credit Card Shopping	12.0	0.4	12.5	0.6	12.7	0.7	12.8	0.2
個品斡旋	Installment Sales Finance	8.8	-0.3	8.5	-0.5	8.1	-0.7	8.3	-0.2
営業貸付収益	Loans (Cash Advance)	22.1	-1.8	21.7	-1.3	19.4	-2.7	17.9	-3.9
カードキャッシング	with Credit Card	21.8	-1.6	21.7	-1.1	19.5	-2.3	16.7	-5.0
キャッシュプラザ	with Loan Card (Life Play Card)	22.6	-2.0	22.0	-1.4	19.4	-3.2	19.7	-2.2
支払承諾見返	Guarantee	4.8	0.2	4.9	0.1	4.9	0.1	5.1	0.2

会計残高

		(On-Balance) 08/6 ②	増減率(yoy%)	(Off-Balance) 08/6 ①−②
営業債権合計	Balance	555,514	-0.1	87,268
割賦売掛金	Installment Receivable	164,156	-2.5	26,291
総合斡旋	Credit Card Shopping	121,545	23.9	13,368
個品斡旋	Installment Sales Finance	42,610	-39.4	12,923
営業貸付金	Loans (Cash Advance)	310,733	4.3	60,978
カードキャッシング	with Credit Card	179,215	6.4	40,355
キャッシュプラザ	with Loan Card (Life Play Card)	129,800	1.5	20,623
その他	Other	1,716	12.8	-
支払承諾見返	Guarantee	71,506	-11.9	-
新型商品	High Yield Product	23,613	-10.8	-
旧型商品	Low Yield Product	47,892	-12.5	-
その他営業債権	Other	9,118	5.6	-

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

(2)チャネル展開(Marketing Channel)

年/決算月(Fiscal Year)		07/6	増減数(yoy)	08/3	増減数(yoy)	08/6	増減数(yoy)	09/3(E)	増減数(yoy)
事業店舗数 (店)	Business Branches	138	-150	138	-45	100	-38	69	-69
営業店舗	Branches	11	-58	11	-45	11	0	11	0
ライフカード店	Life card (new concept branches)	12	3	13	1	14	2	16	3
キャッシュプラザ	Cash Plaza	115	-95	114	-1	75	-40	42	-72
有人	Staffed	41	-69	41	0	42	1	42	1
無人	Unstaffed	74	-26	73	-1	33	-41	0	-73
加盟店数 (社)	Member Merchant	101,986	3,209	104,884	3,309	105,264	3,278	-	-
新型保証提携数 (行)	Tie-up Banks (High Yield Product)	114	-1	118	3	123	9	-	-
正社員数(a) (人)	N. of Employees (regularly payroll) (a)	1,518	-471	1,506	-380	1,591	73	1,511	5
非正社員数(b) (人)	N. of Employees (temp.) (b)	1,540	-295	1,556	-187	1,524	-16	1,259	-297
合計(a)+(b) (人)	Total (a)+(b)	3,058	-766	3,062	-567	3,115	57	2,770	-292
非正社員比率(b)/(a+b) (人)	Ratio of N. of Employees (b)／(a+b)	50.4	2.4	50.8	2.8	48.9	-1.4	45.5	-5.4

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

12. ライフ損益の内訳 (Revenue and Expenses / LIFE)

営業債権ベース(Managed Asset Basis)

(百万円/¥ Million)

年/決算月(Fiscal Year)		07/6	増減率 (yoy%)	08/3	増減率 (yoy%)	08/6	営業収益比 (%)	増減率 (yoy%)	09/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	30,618	-10.0	120,667	-6.8	26,875	100.0	-12.2	100,091	100.0	-17.1
割賦売掛金収益	Installment Receivable	5,761	-21.1	22,516	-15.4	5,367	20.0	-6.8	21,960	21.9	-2.5
総合斡旋	Credit Card Shopping	3,552	7.6	15,547	16.8	4,173	15.5	17.5	18,109	18.1	16.5
個品斡旋	Installment Sales Finance	2,207	-44.7	6,962	-47.6	1,193	4.4	-45.9	3,852	3.8	-44.7
その他	Other	1	-66.7	6	-45.5	1	0.0	0.0	0	0.0	-
営業貸付収益	Loans (Cash Advance)	21,889	-7.1	86,436	-5.4	18,417	68.5	-15.9	64,370	64.3	-25.5
カードキャッシング	with Credit Card	12,605	-3.2	51,191	-0.8	10,721	39.9	-14.9	36,758	36.7	-28.2
キャッシュプラザ	with Loan Card (Life Play Card)	9,244	-12.0	35,077	-11.4	7,649	28.5	-17.3	27,400	27.4	-21.9
その他融資	Other	39	62.5	168	40.0	46	0.2	17.9	211	0.2	25.6
信用保証収益	Guarantee	989	-5.9	3,809	-7.9	893	3.3	-9.7	3,754	3.8	-1.4
その他の金融収益	Other Financial Revenue	24	26.3	918	1,334.4	45	0.2	87.5	3,004	3.0	227.2
その他の営業収益	Other Operating Revenue	1,953	-7.5	6,986	-4.5	2,150	8.0	10.1	7,001	7.0	0.2
償却債権回収額	Bad Debt Recovery	380	-27.9	1,267	-23.9	510	1.9	34.2	1,800	1.8	42.1
その他の業務収入	Other	1,572	-0.7	5,719	1.1	1,640	6.1	4.3	5,201	5.2	-9.1
営業費用	Operating Expenses	27,838	-5.6	115,561	-22.2	25,999	96.7	-6.6	97,107	97.0	-16.0
金融費用	Financial Expenses	2,235	-4.3	9,108	-1.0	2,297	8.5	2.8	10,554	10.5	15.9
貸倒関連費用	Credit Cost	10,350	-10.3	44,512	-35.4	7,507	27.9	-27.5	31,986	32.0	-28.1
利息返還関連費用	Return of overpayment Cost	1,739	288.2	8,125	-28.9	3,396	12.6	95.3	1,023	1.0	-87.4
その他の営業費用	Other Operating Expenses (SG&A)	13,512	-13.5	53,815	-8.8	12,797	47.6	-5.3	53,543	53.5	-0.5
広告宣伝費	Advertising Expenses	712	-62.4	1,703	-69.5	591	2.2	-17.0	1,373	1.4	-19.4
人件費	Salaries	3,839	-7.7	14,322	-12.8	3,494	13.0	-9.0	13,578	13.6	-5.2
その他	Other	8,961	-6.4	37,788	2.2	8,711	32.4	-2.8	38,591	38.6	2.1
販売費	Sales Cost	4,681	6.2	19,638	7.1	4,648	17.3	-0.7	19,986	20.0	1.8
システム費	System Cost	1,985	-7.0	8,031	-7.1	1,967	7.3	-0.9	8,242	8.2	2.6
施設費	Rent Cost	824	-16.8	3,655	-8.8	851	3.2	3.3	3,604	3.6	-1.4
管理費	Admin Cost	1,470	-27.8	6,463	8.2	1,243	4.6	-15.4	6,757	6.8	4.5
営業利益	Operating Income	2,780	-38.7	5,106	-	875	3.3	-68.5	2,984	3.0	-41.6
営業外利益	Non-operating Income	52	136.4	101	-25.2	69	0.3	32.7	31	0.0	-69.3
営業外費用	Non-operating Expenses	3	-75.0	24	84.6	1	0.0	-66.7	15	0.0	-37.5
経常利益	Ordinary Income	2,829	-37.7	5,183	-	943	3.5	-66.7	3,000	3.0	-42.1
特別利益	Extraordinary Income	28	-92.3	62	-90.4	4	0.0	-85.7	5	0.0	-91.9
特別損失	Extraordinary Losses	46	-	619	-93.6	30	0.1	-34.8	153	0.2	-75.3
税引前利益	Income before Income Taxes	2,812	-42.7	4,627	-	917	3.4	-67.4	2,851	2.8	-38.4
法人税・住民税及び事業税	Income Taxes	25	-41.9	1,901	-61.3	99	0.4	296.0	240	0.2	-87.4
法人税等調整額	Effect of a Tax Consequences	1,015	-54.6	-702	-	386	1.4	-62.0	1,157	1.2	-
当期純利益	Net Income	1,770	-32.6	3,427	-	431	1.6	-75.6	1,453	1.5	-57.6

注: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

12. ライフ損益の内訳 (Revenue and Expenses / LIFE)

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		07/6	増減率 (yoy%)	08/3	増減率 (yoy%)	08/6	営業収益比 (%)	増減率 (yoy%)	09/3(E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	30,176	-9.7	118,860	-6.7	26,402	100.0	-12.5	98,001	100.0	-17.5
割賦売掛金収益	Installment Receivable	5,604	-22.3	21,781	-15.3	5,030	19.1	-10.2	21,391	21.8	-1.8
総合斡旋	Credit Card Shopping	3,540	8.7	14,948	17.2	3,843	14.6	8.6	17,653	18.0	18.1
個品斡旋	Installment Sales Finance	2,062	-47.9	6,826	-47.3	1,186	4.5	-42.5	3,738	3.8	-45.2
その他	Other	1	-66.7	6	-45.5	1	0.0	-	0	0.0	-
営業貸付収益	Loans (Cash Advance)	21,605	-6.2	85,364	-5.3	18,282	69.2	-15.4	62,849	64.1	-26.4
カードキャッシング	with Credit Card	12,574	-2.1	50,426	-1.2	10,654	40.4	-15.3	35,745	36.5	-29.1
キャッシュプラザ	with Loan Card (Life Play Card)	8,990	-11.6	34,770	-10.9	7,580	28.7	-15.7	26,891	27.4	-22.7
その他融資	Other	39	62.5	168	40.0	46	0.2	17.9	211	0.2	25.6
信用保証収益	Guarantee	989	-5.9	3,809	-7.9	893	3.4	-9.7	3,754	3.8	-1.4
その他の金融収益	Other Financial Revenue	24	26.3	918	1,334.4	45	0.2	87.5	3,004	3.1	227.2
その他の営業収益	Other Operating Revenue	1,953	-7.5	6,986	-4.5	2,150	8.1	10.1	7,001	7.1	0.2
償却債権回収額	Bad Debt Recovery	380	-27.9	1,267	-23.9	510	1.9	34.2	1,800	1.8	42.1
その他の業務収入	Other	1,572	-0.7	5,719	1.1	1,640	6.2	4.3	5,201	5.3	-9.1
営業費用	Operating Expenses	27,396	-5.2	113,754	-22.4	25,527	96.7	-6.8	95,016	97.0	-16.5
金融費用	Financial Expenses	1,793	3.2	7,301	2.2	1,825	6.9	1.8	8,463	8.6	15.9
貸倒関連費用	Credit Cost	10,350	-10.3	44,512	-35.4	7,507	28.4	-27.5	31,986	32.6	-28.1
利息返還関連費用	Return of overpayment Cost	1,739	288.2	8,125	-28.9	3,396	12.9	95.3	1,023	1.0	-87.4
その他の営業費用	Other Operating Expenses (SG&A)	13,512	-13.5	53,815	-8.8	12,797	48.5	-5.3	53,543	54.6	-0.5
広告宣伝費	Advertising Expenses	712	-62.4	1,703	-69.5	591	2.2	-17.0	1,373	1.4	-19.4
人件費	Salaries	3,839	-7.7	14,322	-12.8	3,494	13.2	-9.0	13,578	13.9	-5.2
その他	Other	8,961	-6.4	37,788	2.2	8,711	33.0	-2.8	38,591	39.4	2.1
販売費	Sales Cost	4,681	6.2	19,638	7.1	4,648	17.6	-0.7	19,986	20.4	1.8
システム費	System Cost	1,985	-7.0	8,031	-7.1	1,967	7.5	-0.9	8,242	8.4	2.6
施設費	Rent Cost	824	-16.8	3,655	-8.8	851	3.2	3.3	3,604	3.7	-1.4
管理費	Admin Cost	1,470	-27.8	6,463	8.2	1,243	4.7	-15.4	6,757	6.9	4.5
営業利益	Operating Income	2,780	-38.7	5,106	-	875	3.3	-68.5	2,984	3.0	-41.6
営業外利益	Non-operating Income	52	136.4	101	-25.2	69	0.3	32.7	31	0.0	-69.3
営業外費用	Non-operating Expenses	3	-75.0	24	84.6	1	0.0	-66.7	15	0.0	-37.5
経常利益	Ordinary Income	2,829	-37.7	5,183	-	943	3.6	-66.7	3,000	3.1	-42.1
特別利益	Extraordinary Income	28	-92.3	62	-90.4	4	0.0	-85.7	5	0.0	-91.9
特別損失	Extraordinary Losses	46	-	619	-93.6	30	0.1	-34.8	153	0.2	-75.3
税引前利益	Income before Income Taxes	2,812	-42.7	4,627	-	917	3.5	-67.4	2,851	2.9	-38.4
法人税·住民税及び事業税	Income Taxes	25	-41.9	1,901	-61.3	99	0.4	296.0	240	0.2	-87.4
法人税等調整額	Effect of a Tax Consequences	1,015	-54.6	-702	-	386	1.5	-61.9	1,157	1.2	-
当期純利益	Net Income	1,770	-32.6	3,427	-	431	1.6	-75.6	1,453	1.5	-57.6

13. ライフ資金調達の状況 (Review of Funding / LIFE)

営業債権ベース(Managed Asset Basis)

(1)形態別調達金額(Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		07/3	構成比(%)	07/6	構成比(%)	08/3	構成比(%)	08/6	構成比(%)	09/3(E)	構成比(%)	会計ベース (On-Balance) 08/6	構成比(%)
借入金	Borrowings	342,872	69.6	312,613	64.0	308,017	67.7	296,477	65.8	-	-	296,477	92.8
都市銀行等	City Banks	33,364	6.8	30,441	6.2	32,000	7.0	27,183	6.0	-	-	27,183	8.5
信託銀行	Trust Banks	50,134	10.2	52,938	10.8	49,068	10.8	45,148	10.0	-	-	45,148	14.1
地方銀行・第二地方銀行	Regional Banks	51,515	10.5	47,837	9.8	32,938	7.2	29,645	6.6	-	-	29,645	9.3
系統金融機関	Cooperative Financial Ins.	49,524	10.0	49,175	10.1	45,204	9.9	46,118	10.2	-	-	46,118	14.4
生命保険会社	Life Insurance	776	0.2	329	0.1	-	-	-	-	-	-	-	-
損害保険会社	Non-Life Insurance	1,992	0.4	1,727	0.4	1,105	0.2	1,026	0.2	-	-	1,026	0.3
その他	Other	65,567	13.3	63,165	12.9	62,701	13.8	62,357	13.8	-	-	62,357	19.5
シンジケートローン	Syndicated Loan	-	-	-	-	-	-	-	-	-	-	-	-
アイフル	AIFUL	90,000	18.3	67,000	13.7	85,000	18.7	85,000	18.9	-	-	85,000	26.6
CP・社債等	CP and Bonds	149,963	30.4	176,223	36.0	147,213	32.3	154,234	34.2	-	-	23,000	7.2
流動化	ABS	139,963	28.4	166,223	34.0	132,213	29.0	131,234	29.1	-	-	-	-
CP	CP	-	-	-	-	5,000	1.1	13,000	2.9	-	-	13,000	4.1
普通社債	SB	10,000	2.0	10,000	2.0	10,000	2.2	10,000	2.2	-	-	10,000	3.1
合計	Total	492,835	100.0	488,836	100.0	455,231	100.0	450,712	100.0	426,931	100.0	319,477	100.0

(2)長期・短期別調達金額(Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		07/3	構成比(%)	07/6	構成比(%)	08/3	構成比(%)	08/6	構成比(%)	09/3(E)	構成比(%)	会計ベース (On-Balance) 08/6	構成比(%)
短期調達	Short-term Borrowings	74,970	15.2	70,550	14.4	73,930	16.2	80,560	17.9	-	-	80,560	25.2
短期借入	Borrowings	74,970	15.2	70,550	14.4	68,930	15.1	67,560	15.0	-	-	67,560	21.1
CP	CP	-	-	-	-	5,000	1.1	13,000	2.9	-	-	13,000	4.1
長期調達	Long-term Borrowings	417,865	84.8	418,286	85.6	381,301	83.8	370,152	82.1	-	-	238,917	74.8
固定金利借入	Fixed Rate	56,347	11.4	52,420	10.7	47,661	10.5	43,754	9.7	-	-	43,754	13.7
変動金利借入	Floating Rate	211,555	42.9	189,642	38.8	191,425	42.1	185,163	41.1	-	-	185,163	58.0
社債等(固定)	ABS (Fixed Bond)	120,532	24.5	113,363	23.2	77,313	17.0	83,219	18.5	-	-	10,000	3.1
普通社債	SB	10,000	2.0	10,000	2.0	10,000	2.2	10,000	2.2	-	-	10,000	3.1
流動化	ABS	110,532	22.4	103,363	21.1	67,313	14.8	73,219	16.2	-	-	-	-
社債等(変動)	ABS (Floating Bond)	29,430	6.0	62,860	12.9	64,900	14.3	58,014	12.9	-	-	-	-
流動化	ABS	29,430	6.0	62,860	12.9	64,900	14.3	58,014	12.9	-	-	-	-
キャップ	With Cap	29,430	6.0	62,860	12.9	58,400	12.8	58,014	12.9	-	-	-	-
合計	Total	492,835	100.0	488,836	100.0	455,231	100.0	450,712	100.0	426,931	100.0	319,477	100.0

(3)調達金利(Funding Rate)

(%)

年/決算月(Fiscal Year)		07/3	07/6	08/3	08/6	09/3(E)
調達金利	Funding Rate	1.67	1.73	1.85	1.89	2.16
間接	Indirect	1.98	2.14	2.15	2.35	-
直接	Direct	0.97	1.02	1.22	1.26	-

※調達金利＝末約定ベース平均表面金利　※Funding Rate= Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	2.20	2.45	2.10	2.45	2.85

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note :The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

14. ライフ顧客属性(Customer Profile / LIFE)

(1)クレジットカード(Credit Card)

1)性別 (Sex)

(千件/Thousand)

		年/決算月(Fiscal Year)	07/3	構成比(%)	08/3	構成比(%)	08/6	構成比(%)
新規顧客 (New Accounts)	男　性	(Male)	1,299	59.9	1,112	60.6	223	62.0
	女　性	(Female)	870	40.1	722	39.4	136	38.0
	合　計	(Total)	2,170	100.0	1,835	100.0	360	100.0
既存顧客 (Existing Accounts)	男　性	(Male)	8,040	57.4	8,465	57.4	8,539	57.4
	女　性	(Female)	5,961	42.6	6,281	42.6	6,330	42.6
	合　計	(Total)	14,002	100.0	14,746	100.0	14,869	100.0

2)年齢別 (Age)

(千件/Thousand)

		年/決算月(Fiscal Year)	07/3	構成比(%)	08/3	構成比(%)	08/6	構成比(%)
新規顧客 (New Accounts)	～ 19	(才/Age)	8	0.4	8	0.5	16	4.5
	20 ～ 29		345	15.9	297	16.2	63	17.6
	30 ～ 39		438	20.2	339	18.5	60	16.7
	40 ～ 49		428	19.8	341	18.6	60	16.7
	50 ～ 59		448	20.6	377	20.6	68	19.0
	60 ～		500	23.1	470	25.6	91	25.4
	合　計	(Total)	2,170	100.0	1,835	100.0	360	100.0
既存顧客 (Existing Accounts)	～ 19	(才/Age)	9	0.1	9	0.1	26	0.2
	20 ～ 29		1,058	7.6	1,079	7.3	1,073	7.2
	30 ～ 39		2,634	18.8	2,625	17.8	2,608	17.5
	40 ～ 49		3,045	21.8	3,154	21.4	3,160	21.3
	50 ～ 59		3,536	25.3	3,617	24.5	3,624	24.4
	60 ～		3,716	26.5	4,260	28.9	4,376	29.4
	合　計	(Total)	14,002	100.0	14,746	100.0	14,869	100.0

(2)ライフキャッシュプラザ(LIFE Cash Plaza)

1)性別 (Sex)

(千件/Thousand)

		年/決算月(Fiscal Year)	07/3	構成比(%)	08/3	構成比(%)	08/6	構成比(%)
新規顧客 (New Accounts)	男　性	(Male)	30	61.2	12	55.2	0	59.4
	女　性	(Female)	19	38.8	9	44.8	0	40.6
	合　計	(Total)	49	100.0	21	100.0	1	100.0
既存顧客 (Existing Accounts)	男　性	(Male)	187	55.0	177	54.2	169	54.2
	女　性	(Female)	153	45.0	150	45.8	143	45.8
	合　計	(Total)	340	100.0	328	100.0	313	100.0

2)年齢別 (Age)

(千件/Thousand)

		年/決算月(Fiscal Year)	07/3	構成比(%)	08/3	構成比(%)	08/6	構成比(%)
新規顧客 (New Accounts)	20 ～ 29	(才/Age)	12	25.2	4	22.9	0	19.1
	30 ～ 39		13	28.4	6	28.0	0	26.5
	40 ～ 49		11	23.3	5	25.3	0	27.9
	50 ～ 59		8	17.4	4	18.5	0	19.9
	60 ～		2	5.7	1	5.3	0	6.6
	合　計	(Total)	49	100.0	21	100.0	1	100.0
既存顧客 (Existing Accounts)	20 ～ 29	(才/Age)	33	9.9	26	8.0	23	7.5
	30 ～ 39		85	25.2	76	23.3	71	22.9
	40 ～ 49		89	26.4	89	27.3	85	27.3
	50 ～ 59		84	24.9	85	26.0	82	26.2
	60 ～		46	13.6	50	15.4	50	16.0
	合　計	(Total)	340	100.0	328	100.0	313	100.0

15. ライフ貸倒&不良債権 (Credit Cost & NPL's / LIFE)

(1)営業債権ベース/年間比較 (Write-off / Balance / YOY%)

(百万円/¥ Million)

年/決算月(Fiscal Year)		07/6			08/3			08/6			09/3(E)		
		償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)
合計	Total	13,559	703,177	1.93	48,275	653,045	7.39	6,682	642,782	1.04	44,385	618,992	7.17
増減率	yoy%	29.2			8.5			-50.7			-8.1		
カード	Card	4,923	355,501	1.38	22,480	349,369	6.43	3,236	354,484	0.91	21,338	370,345	5.76
増減率	yoy%	12.1			27.2			-34.3			-5.1		
総合斡旋	Shopping	948	125,136	0.76	2,986	127,677	2.34	325	134,913	0.24	2,970	150,816	1.97
キャッシング	Cashing	3,975	230,365	1.73	19,494	221,691	8.79	2,910	219,570	1.33	18,368	219,529	8.37
個品斡旋	Installment Sales Finance	2,106	97,307	2.16	4,026	62,807	6.41	205	55,533	0.37	2,447	39,635	6.17
増減率	yoy%	41.2			-42.7			-90.3			-39.2		
ライフキャッシュプラザ	Loan Card (Life Play Card)	5,693	159,003	3.58	18,814	156,697	12.01	2,748	150,423	1.83	17,253	121,337	14.22
増減率	yoy%	51.3			23.0			-51.7			-8.3		
支払承諾見返	Guarantee	682	61,345	1.11	1,898	56,389	3.37	279	55,226	0.51	2,282	62,915	3.63
増減率	yoy%	47.6			5.5			-59.1			20.2		
住宅	Home Loan	61	28,577	0.21	229	26,055	0.88	85	25,472	0.33	233	23,416	1.00
増減率	yoy%	-68.9			-52.1			39.3			1.7		
その他	Other	92	1,442	-	826	1,725	-	127	1,641	-	830	1,342	-
増減率	yoy%	-52.1			-62.7			38.0			0.5		
カード事故	Fraudulent Use of Credit Card	71	-	-	289	-	-	89	-	-	280	-	-
加盟店未精算金	Loss from Member Merchant Fraudulent	19	-	-	529	-	-	36	-	-	539	-	-
その他	Other	0	-	-	7	-	-	1	-	-	10	-	-

(2)買上金額ベース/年間比較 (Write-off / Transaction Volume / YOY%)

(百万円/¥ Million)

年/決算月(Fiscal Year)		07/6			08/3			08/6			09/3(E)		
		償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)
総合斡旋	Shopping	948	148,901	0.64	2,986	664,791	0.45	325	177,441	0.18	2,970	789,974	0.38

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note : The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

16. 事業者ローン2社の営業指標 （Review of Operation / Small Business Loan Subsidiaries）

営業債権ベース(Managed Asset Basis)

(1)ビジネクスト(Businext / JV with Sumitomo Trust & Banking started April 2001)

年/決算月(Fiscal Year)		07/6	増減率(yoy%)	08/3	増減率(yoy%)	08/6	増減率(yoy%)	09/3(E)	増減率(yoy%)
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	82,097	7.1	83,192	1.0	82,369	0.3	84,803	1.9
口座数 (千件)	*Customer Accounts (Thousand)*	44	3.6	44	-1.3	43	-3.7	41	-5.5
一口座当たり残高 (千円)	Per Account (¥ Thousand)	1,832	3.4	1,875	2.4	1,909	4.2	2,023	7.9
新規顧客件数 (件)	New Accounts	2,018	-19.9	7,113	-21.8	797	-60.5	6,048	-15.0
平均名目金利 ※ (%)	Average interest rate ※ (%)	14.8	*-0.1*	14.6	*-0.2*	14.5	*-0.3*	14.5	*-0.1*
貸倒償却率 (%)	Write off Ratio (%)	2.0	-	6.4	*2.1*	1.8	*-0.2*	7.2	*0.8*
営業店舗数 (店)	Loan Business Branches	10	*1*	10	*0*	10	*0*	10	*0*
有人店舗	Staffed	10	*1*	10	*0*	10	*0*	10	*0*
無人店舗	Unstaffed	-	-	-	-	-	-	-	-
社員数 (人)	Number of Employees	115	*24*	126	*25*	120	*5*	126	*0*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)シティズ(City's / Acquisition : Oct 2002)

年/決算月(Fiscal Year)		07/6	増減率(yoy%)	08/3	増減率(yoy%)	08/6	増減率(yoy%)	09/3(E)	増減率(yoy%)
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	56,341	-17.3	60,147	3.1	60,882	8.1	66,164	10.0
口座数 (千件)	Customer Accounts (Thousand)	29	-10.6	26	-11.6	25	-11.8	23	-10.0
一口座当たり残高 (千円)	Per Account (¥ Thousand)	1,931	-7.5	2,260	16.7	2,365	22.5	2,762	22.2
新規顧客件数 (件)	New Accounts	622	-74.8	2,964	-43.7	736	18.3	3,602	21.5
平均名目金利 ※ (%)	Average interest rate ※ (%)	22.9	*-1.9*	17.2	*-6.5*	15.8	*-7.1*	15.5	*-1.7*
貸倒償却率 (%)	Write off Ratio (%)	0.8	-	4.5	*0.4*	1.2	*0.4*	4.1	*-0.4*
営業店舗数 (店)	Loan Business Branches	47	*-16*	47	*0*	47	*0*	47	*0*
有人店舗	Staffed	47	*-16*	47	*0*	47	*0*	47	*0*
無人店舗	Unstaffed	-	-	-	-	-	-	-	-
社員数 (人)	Number of Employees	479	*-338*	472	*-198*	468	*-11*	480	*8*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

17. 事業者ローン2社の損益の内訳 (Revenue and Expenses / Small Business Loan Subsidiaries)

(1)ビジネクスト(Businext / JV with Sumitomo Trust & Banking started April 2001)

(百万円/¥ Million)

年/決算月(Fiscal Year)		07/6		08/3		08/6			09/3(E)		
			増減率(yoy%)		増減率(yoy%)		営業収益比(%)	増減率(yoy%)		営業収益比(%)	増減率(yoy%)
営業収益	Operating Revenue	2,823	5.3	11,348	1.7	2,749	100.0	-2.6	10,946	100.0	-3.5
営業貸付金利息	Interest Income	2,810	5.1	11,294	1.4	2,727	99.2	-2.9	10,862	99.2	-3.8
その他	Other	13	62.5	54	115.4	22	0.8	68.3	84	0.8	53.6
営業費用	Operating Expenses	2,996	48.5	11,057	10.2	2,739	99.6	-8.6	10,858	99.2	-1.8
金融費用	Financial Expenses	466	34.7	1,910	24.3	479	17.5	2.8	1,964	17.9	2.8
広告宣伝費	Advertising Expenses	194	-7.2	627	-31.0	129	4.7	-33.7	700	6.4	11.5
貸倒費用	Credit Cost	1,779	93.4	6,247	15.9	1,595	58.0	-10.3	5,868	53.6	-6.1
人件費	Salaries	273	5.8	1,099	9.0	254	9.2	-7.2	990	9.0	-9.9
その他	Other	281	-1.1	1,171	-1.6	280	10.2	-0.4	1,335	12.2	14.0
営業利益	Operating Income	-173	-	291	-74.1	10	0.4	-	88	0.8	-69.8
営業外収益	Non-operating Income	7	-	7	2,336.2	0	0.0	-92.3	-	-	-
営業外費用	Non-operating Expenses	-	-	35	-	-	-	-	-	-	-
経常利益	Ordinary Income	-165	-	263	-76.5	10	0.4	-	88	0.8	-66.6
特別利益	Extraordinary Income	-	-	-	-	-	-	-	-	-	-
特別損失	Extraordinary Losses	-	-	-	-	-	-	-	-	-	-
税引前利益	Income before Income Taxes	-165	-	263	-76.5	10	0.4	-	88	0.8	-66.6
法人税·住民税及び事業税	Income Taxes	156	-64.1	673	-56.0	4	0.1	-97.4	202	1.8	-70.0
法人税等調整額	Effect of a Tax Consequences	-231	-	-488	-	5	0.2	-	-136	-1.2	-
当期純利益	Net Income	-90	-	79	-87.9	0	0.0	-	22	0.2	-72.3

(2)シティズ(City's / Acquisition : Oct 2002)

(百万円/¥ Million)

年/決算月(Fiscal Year)		07/6		08/3		08/6			09/3(E)		
			増減率(yoy%)		増減率(yoy%)		営業収益比(%)	増減率(yoy%)		営業収益比(%)	増減率(yoy%)
営業収益	Operating Revenue	2,574	-33.1	9,766	-27.9	2,226	100.0	-13.5	8,702	100.0	-10.9
営業貸付金利息	Interest Income	2,543	-33.2	9,502	-29.2	2,118	95.2	-16.7	7,924	91.1	-16.6
その他	Other	30	-16.7	263	119.2	107	4.8	247.9	778	8.9	195.0
営業費用	Operating Expenses	1,800	-50.9	11,127	-18.4	2,064	92.7	14.6	7,296	83.8	-34.4
金融費用	Financial Expenses	175	-14.6	714	-7.9	199	8.9	13.4	888	10.2	24.3
広告宣伝費	Advertising Expenses	53	47.2	210	9.0	72	3.3	36.2	277	3.2	31.9
貸倒費用	Credit Cost	439	-61.6	4,621	3.4	626	28.1	42.5	1,193	13.7	-74.2
人件費	Salaries	816	-51.0	3,143	-41.5	823	37.0	0.8	3,340	38.4	6.3
その他	Other	315	-48.8	2,439	-13.8	343	15.4	8.6	1,597	18.4	-34.5
営業利益	Operating Income	773	324.7	-1,361	-	161	7.3	-79.1	1,406	16.2	-
営業外収益	Non-operating Income	7	-61.1	17	-66.2	1	0.0	-74.6	-	-	-
営業外費用	Non-operating Expenses	0	-100.0	0	-95.4	0	0.0	-40.0	1	0.0	105.8
経常利益	Ordinary Income	780	293.9	-1,344	-	163	7.3	-79.1	1,405	16.1	-
特別利益	Extraordinary Income	-	-	3	-	-	-	-	0	0.0	-
特別損失	Extraordinary Losses	26	1,229.1	41	-97.7	0	0.0	-97.3	38	0.4	-8.1
税引前利益	Income before Income Taxes	754	282.7	-1,382	-	162	7.3	-78.4	1,367	15.7	-
法人税·住民税及び事業税	Income Taxes	25	-93.8	272	-81.4	3	0.2	-84.5	11	0.1	-96.0
法人税等調整額	Effect of a Tax Consequences	-	-	-33	-	-	-	-	-112	-1.3	-
当期純利益	Net Income	729	550.9	-1,621	-	158	7.1	-78.2	1,467	16.9	-

18. グループ経営一覧表 (Group Management)

(百万円/¥ Million)

		07/6		08/3		08/6			09/3(E)		
			増減率(yoy%)		増減率(yoy%)		構成比(%)	増減率(yoy%)		構成比(%)	増減率(yoy%)
営業債権残高合計 ※1	Total Receivable Outstanding ※1	2,265,132	-14.2	1,999,414	-15.6	1,930,937	100.0	-14.8	1,784,441	100.0	-10.8
アイフル	Aiful	1,287,460	-16.2	1,119,755	-17.7	1,072,864	55.6	-16.7	968,663	54.3	-13.5
ライフ	Life	703,177	-9.8	653,045	-9.0	642,782	33.3	-8.6	618,992	34.7	-5.2
ビジネクスト	Businext	82,097	7.1	83,192	1.0	82,369	4.3	0.3	84,803	4.8	1.9
シティズ	City's	56,341	-17.3	60,147	3.1	60,882	3.2	8.1	66,164	3.7	10.0
ワイド	Wide	73,229	-24.4	40,887	-49.5	34,964	1.8	-52.3	22,060	1.2	-46.0
トライト	Tryto	50,202	-22.9	29,275	-46.7	25,294	1.3	-49.6	15,912	0.9	-45.6
営業収益 ※2	Total Operating Revenue ※2	109,908	-19.0	405,784	-18.7	85,035	100.0	-22.6	312,039	100.0	-23.1
アイフル	Aiful	64,586	-21.9	233,039	-22.5	48,226	56.7	-25.3	176,676	56.6	-24.2
ライフ	Life	30,176	-9.7	118,860	-6.7	26,402	31.0	-12.5	98,001	31.4	-17.5
ビジネクスト	Businext	2,823	5.3	11,348	1.7	2,749	3.2	-2.6	10,946	3.5	-3.5
シティズ	City's	2,574	-33.1	9,766	-27.9	2,226	2.6	-13.5	8,702	2.8	-10.9
ワイド	Wide	4,512	-27.2	14,087	-37.8	2,004	2.4	-55.6	6,550	2.1	-53.5
トライト	Tryto	2,989	-28.5	9,467	-36.9	1,418	1.7	-52.5	4,661	1.5	-50.8
経常利益 ※2	Total Ordinary Income ※2	11,974	-53.8	32,065	-	14,333	100.0	19.7	33,000	100.0	2.9
アイフル	Aiful	5,958	-72.2	22,191	-	11,284	78.7	89.4	26,000	78.8	17.2
ライフ	Life	2,829	-37.7	5,183	-	943	6.6	-66.7	3,000	9.1	-42.1
ビジネクスト	Businext	-165	-	263	-76.5	10	0.1	-	88	0.3	-66.6
シティズ	City's	780	292.0	-1,344	-	163	1.1	-79.1	1,405	4.3	-
ワイド	Wide	2,321	796.1	6,330	-	1,361	9.5	-41.4	2,805	8.5	-55.7
トライト	Tryto	273	-	305	-	681	4.8	149.3	1,322	4.0	333.4
当期純利益 ※2	Total Net Income ※2	7,244	-50.4	27,434	-	18,282	100.0	152.4	31,730	100.0	15.7
アイフル	Aiful	2,355	-81.4	27,069	-	18,047	98.7	666.1	30,931	97.5	14.3
ライフ	Life	1,770	-32.6	3,427	-	431	2.4	-75.6	1,453	4.6	-57.6
ビジネクスト	Businext	-90	-	79	-87.9	0	0.0	-	22	0.1	-72.3
シティズ	City's	728	550.0	-1,621	-	158	0.9	-78.2	1,467	4.6	-
ワイド	Wide	2,257	2793.6	6,275	-	1,359	7.4	-39.8	2,800	8.8	-55.4
トライト	Tryto	278	-	449	-	649	3.5	133.3	1,273	4.0	183.5

※1 営業債権ベース (Managed Asset Basis)

※2 会計ベース (On-Balance)

19. 消費者金融業界動向(Overview of Consumer Credit Industry)

(1)自己破産申請件数の推移 (Trend of Personal Bankruptcy in Japan)

○1997年～2008年5月推移(Number of Petitions 1997-May 2008)

暦年	1997年	1998年	1999年	2000年	2001年	2002年	2003年	2004年	2005年	2006年	2007年	2008年 (5M)	1月	2月	3月	4月	5月
件数	71,299	103,803	122,741	139,281	160,419	214,633	242,377	211,402	184,294	165,917	148,252	31,236	8,211	11,184	11,841	11,784	10,705
yoy	26.2%	45.6%	18.2%	13.5%	15.2%	33.8%	12.9%	-12.8%	-12.8%	-10.0%	-10.6%	-12.5%	-12.5%	-10.0%	-13.7%	-7.5%	-13.7%

(2)形態別信用供与残高(Consumer Credit Balance)

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社等 Credit Sales & Credit Card Companies etc.	伸び率(yoy%)
1996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	51,899	9.4
1997年	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	55,791	7.5
1998年	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	53,110	-4.8
1999年	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	54,668	2.9
2000年	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	58,040	6.2
2001年	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	61,806	6.5
2002年	607,750	-4.4	148,353	-3.5	35,675	6.0	112,678	-6.1	459,397	-4.7	106,548	-13.9	352,849	-1.6	185,566	-7.1	102,357	5.6	64,926	5.1
2003年	595,118	-2.1	148,316	0.0	38,672	8.4	109,644	-2.7	446,802	-2.7	100,310	-5.9	346,492	-1.8	178,987	-3.5	101,755	-0.6	65,750	1.3
2004年	582,415	-2.1	147,711	-0.4	41,210	6.6	106,501	-2.9	434,704	-2.7	89,705	-10.6	344,999	-0.4	176,795	-1.2	101,571	-0.2	66,633	1.3
2005年	559,394	-4.0	150,394	1.8	45,389	10.1	105,005	-1.4	409,000	-5.9	78,529	-12.5	330,471	-4.2	166,273	-6.0	98,862	-2.7	65,336	-1.9
2006年	536,812	-4.0	148,964	-1.0	47,337	4.3	101,627	-3.2	387,848	-5.2	72,371	-7.8	315,477	-4.5	159,984	-3.8	92,107	-6.8	63,386	-3.0

出所:(社)日本クレジット産業協会「消費者信用市場統計」 Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

(3)形態別信用供与額(Consumer Credit Provided)

(億円/¥ 100Million)

	消費者信用全体 Consumer Credit Total	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社等 Credit Sales & Credit Card Companies etc.	伸び率(yoy%)
1996年	756,177	3.8	322,020	7.1	167,531	14.0	154,489	0.5	434,157	1.4	213,635	-1.6	220,522	4.6	58,544	-7.1	75,886	14.8	86,092	5.3
1997年	765,205	1.2	330,416	2.6	181,238	8.2	149,178	-3.4	434,789	0.1	204,712	-4.2	230,077	4.3	55,521	-5.2	83,550	10.1	91,006	5.7
1998年	760,811	-0.6	330,469	0.0	190,131	4.9	140,338	-5.9	430,342	-1.0	198,242	-3.2	232,100	0.9	49,343	-11.1	91,404	9.4	91,353	0.4
1999年	731,252	-3.9	332,667	0.7	201,511	6.0	131,156	-6.5	398,585	-7.4	169,916	-14.3	228,669	-1.5	39,788	-19.4	94,966	3.9	93,915	2.8
2000年	735,868	0.6	346,490	4.2	217,920	8.1	128,570	-2.0	389,378	-2.3	153,328	-9.8	236,050	3.2	41,126	3.4	99,811	5.1	95,113	1.3
2001年	740,963	0.7	355,015	2.5	232,739	6.8	122,276	-4.9	385,948	-0.9	139,232	-9.2	246,716	4.5	39,858	-3.1	106,327	6.5	100,531	5.7
2002年	728,225	-1.7	363,459	2.4	246,790	6.0	116,669	-4.6	364,766	-5.5	120,080	-13.8	244,656	-0.8	40,448	1.5	101,917	-4.1	102,291	1.8
2003年	730,147	0.3	379,301	4.4	265,819	7.7	113,482	-2.7	350,846	-3.8	112,682	-6.2	238,164	-2.7	39,461	-2.4	97,507	-4.3	101,196	-1.1
2004年	741,417	1.5	401,945	6.0	291,611	9.7	110,334	-2.8	339,472	-3.2	101,822	-9.6	237,650	-0.2	33,005	-16.4	102,845	5.5	101,800	0.6
2005年	765,056	3.2	430,347	7.1	321,701	10.3	108,646	-1.5	334,709	-1.4	89,446	-12.2	245,263	3.2	40,458	22.6	104,194	1.3	100,611	-1.2
2006年	755,510	-1.2	449,856	4.5	347,695	8.1	102,161	-6.0	305,654	-8.7	86,791	-3.0	218,863	-10.8	26,364	-34.8	92,703	-11.0	99,796	-0.8

出所:(社)日本クレジット産業協会「消費者信用市場統計」 Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

EXHIBIT4

(Brief description in English)

August 14, 2008

Quarterly Report

(Report pursuant to Article 24-4-7, Paragraph 1
of the Financial Instruments and Exchange Law)

The First Quarter of the 32nd Fiscal Year
from April 1, 2008
to June 30, 2008

This Quarterly Report for the three months from April 1, 2008 to June 30, 2008 (the "Quarterly Report") of AIFUL CORPORATION (the "Company") was, in accordance with Japanese laws and regulations, filed on August 14, 2008, with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. The Quarterly Report is made available for public inspection at the Tokyo Office of the Company and at each of the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd., on which the shares of common stock of the Company are listed, as well as on the Electronic Disclosure for Investors' NETwork (EDINET) in Japan.

It is a requirement under Japanese laws and regulations to include in the Quarterly Report certain information concerning the business of the Company on both a consolidated and non-consolidated basis, including the general situation of the Company with respect to the operations, business and sales activities, facilities, shares, financial position and group companies, together with the consolidated quarterly financial statements of the Company for the three months from April 1, 2008 to June 30, 2008.

The information in the Quarterly Report which is material to an investment decision is substantially contained in the First Quarter Business Results (Consolidated and Non-Consolidated) for the fiscal year ending March 2009 dated August 7, 2008 (Exhibit 2).

EXHIBIT 5

(English Translation)

Cover Page

Name of Document to be Filed:	Certification
Applicable Clause:	Article 24-4-8, Paragraph 1 of the Financial Instruments and Exchange Law
Person to be Filed with:	Director-General of Kanto Local Finance Bureau
Filing Date:	August 14, 2008
Corporate Name:	AIFUL *Kabushiki Kaisha*
Corporate Name in English:	AIFUL CORPORATION
Name and Title of Representative:	Yoshitaka Fukuda President and Chief Executive Officer
Name and Title of Chief Financial Officer:	-
Location of Head Office:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
Place(s) where Copies of this Certification on the Adequacy of Disclosure in Quarterly Report are Available for Public Inspection:	Tokyo Office of AIFUL CORPORATION (Toho-Hibiya Bldg., 2-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo) Tokyo Stock Exchange, Inc. (2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo) Osaka Securities Exchange Co., Ltd. (8-16, Kitahama 1-chome, Chuo-ku, Osaka)

1. Matters concerning the Adequacy of the Description in a Quarterly Report

Yoshitaka Fukuda, the President and Chief Executive Officer of AIFUL CORPORATION (the "Company") has confirmed that the description in the Quarterly Report for the First Quarter of the 32nd Fiscal Year (from April 1, 2008 to June 30, 2008) of the Company is adequate pursuant to the Financial Instruments and Exchange Law and relevant regulations thereunder.

2. Matters to be Noted

There are no matters to be noted with respect to the confirmation.

EXHIBIT 6

(Brief Description in English)

Amendment to the Shelf Registration Statement

dated August 14, 2008 (the "Amendment")

The Amendment was filed on August 14, 2008 in order to incorporate by reference the Quarterly Report of the Company dated August 14, 2008 with respect to the first quarter of its 32nd fiscal year from April 1, 2008 to June 30, 2008 in the Shelf Registration Statement filed with the Director-General of Kanto-Local Finance Bureau on March 1, 2007. (Note)

Note:

Under the Financial Instruments and Exchange Law, an amendment to a shelf registration statement is required to be filed when a list of documents incorporated by reference in the relevant shelf registration statement is to be amended.

EXHIBIT 7

(Brief Description in English)

Corporate Governance Report dated August 26, 2008

Under the Listing Rules of the Tokyo Stock Exchange, Inc. (the "TSE") and the similar rules of the Osaka Securities Exchange Co., Ltd. (the "OSE"), AIFUL CORPORATION (the "Company") is required to file a Corporate Governance Report with the TSE and the OSE. The Corporate Governance Report filed by the Company shall be made public by the TSE and the OSE under the applicable rules and regulations of each stock exchange.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as its major shareholders, management, policies applicable to its stakeholders and the frameworks of its corporate governance and internal control system.

EXHIBIT8-(i)

(Brief Description in English)

September 25, 2008

Amendment to Annual Securities Report

An amendment to Annual Securities Report dated June 28, 2007 (the "ASR") was filed with the Director-General of the Kanto Local Finance Bureau on September 25, 2008. This Amendment (the "Amendment") is intended to correct the status of corporate governance stated in the ASR.

An amendment to annual securities report is required to be filed with the authority under the Financial Instruments and Exchange Law when any change, correction, amendment, or addition to the relevant annual securities report has been made.

The information contained in the Amendment which is material to an investment decision is as follows:

(1) The Articles of Incorporation of the Company provides that a resolution for the election of Directors shall be adopted by a majority of the votes made by the shareholders present at a general meeting of shareholders who hold not less than one-third (1/3) of the voting rights of all the shareholders entitled to exercise voting rights and that no cumulative voting shall be used.

(2) The Articles of Incorporation of the Company provides that the Company may, pursuant to Article 426, Paragraph 1 of the Company Law, by a resolution of the Board of Directors, exempt a Director (including a former Director) and a Corporate Auditor (including a former Corporate Auditor) from his/her liability arising from his/her failure to perform his/her duties as provided for in Article 423, Paragraph 1 of the Company Law, to the extent permitted by applicable laws and ordinances. This is to ensure that Directors and Corporate Auditors can adequately carry out the duties they are entrusted with.

EXHIBIT8-(ii)

(Brief Description in English)

September 25, 2008

Amendment to Annual Securities Report

An amendment to Annual Securities Report dated June 25, 2008 (the "ASR") was filed with the Director-General of the Kanto Local Finance Bureau on September 25, 2008. This Amendment (the "Amendment") is intended to correct the status of corporate governance stated in the ASR.

An amendment to annual securities report is required to be filed with the authority under the Financial Instruments and Exchange Law when any change, correction, amendment, or addition to the relevant annual securities report has been made.

The information contained in the Amendment which is material to an investment decision is as follows:

(1) The Articles of Incorporation of the Company provides that a resolution for the election of Directors shall be adopted by a majority of the votes made by the shareholders present at a general meeting of shareholders who hold not less than one-third (1/3) of the voting rights of all the shareholders entitled to exercise voting rights and that no cumulative voting shall be used.

(2) The Articles of Incorporation of the Company provides that the Company may, pursuant to Article 426, Paragraph 1 of the Company Law, by a resolution of the Board of Directors, exempt a Director (including a former Director) and a Corporate Auditor (including a former Corporate Auditor) from his/her liability arising from his/her failure to perform his/her duties as provided for in Article 423, Paragraph 1 of the Company Law, to the extent permitted by applicable laws and ordinances. This is to ensure that Directors and Corporate Auditors can adequately carry out the duties they are entrusted with.

EXHIBIT9

AIFUL Corporation
Press Release

July 30, 2008

AIFUL Group Issues Information on CSR Activities

KYOTO — The AIFUL Group issued information on its CSR activities today. The AIFUL Group considers the realization of its corporate philosophy of "earning the support of the public with sincerity and hard work" to be the very essence of the practice of social responsibility. AIFUL's CSR Office, located within the General Affairs Department, implements various CSR initiatives.

AIFUL's CSR related policies and initiatives have been published on the AIFUL website. For details, please visit http://aiful.jp (in Japanese).

【CSR at the AIFUL Group】


⇒Corporate Philosophy
"Earn the support of the public with sincerity and hard work"
■Four Cornerstones
■AIFUL Group's Core Employee Values
■AIFUL's 10 Point Code of Conduct
⇒Workplace and Work Environment
Building a fulfilling workplace
⇒Management Structure
Legal compliance
Group compliance
⇒Environmental Initiatives
Environmental initiatives
⇒For Our Customers
Customer-first policy
Accountability to customers
⇒Contribution to Society and Community Service
Contribution to Society

Many of the AIFUL Group's CSR initiatives have only just begun and others are still being developed. Though efforts thus far may be modest, the Group believes it is fostering a commitment that will grow larger, deeper, and broader, and is working to create an environment where each and every employee can be proud of what he or she does on the job. Another goal of AIFUL's CSR activities is, of course, demonstrating good corporate citizenship to earn society's support.

Regular updates on AIFUL's CSR activities will be published at the AIFUL website.

みんなで止めよう温暖化
「アイフル」チーム・マイナス6%

AIFUL Corporation	
Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Katsuyuki Komiya, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

EXHIBIT10

AIFUL Corporation
Press Release

July 31, 2008

AIFUL Launches Low Interest Consumer Loan Campaign
Available with Online Application Via Personal Computer

KYOTO — AIFUL Corporation announced today that it will launch a preferential interest rate campaign tomorrow. During the three-month campaign, the maximum interest rate for all new unsecured consumer loans (cash advances) applied for over the Internet will be 17.5%.

1. Period of campaign

The three months from August 1, 2008 to October 31, 2008

2. Campaign interest rates

6.8% to 17.5% (effective annual interest rates)

3. Target customers

- All customers completing new applications for unsecured consumer loans (cash advances) over the Internet during the period of the campaign.
- Customers who make application over the Internet but come to ATMs or branches to fulfill contract procedures are also eligible.

* This campaign is limited to applications made via personal computer. It does not apply to applications made from mobile telephones.

To heighten customer satisfaction, AIFUL is striving to offer a diverse product lineup that will earn the confidence and trust of its customers, while moving forward with the reduction of lending interest rates. AIFUL has already lowered its maximum lending interest rate, commenced the marketing of loans for specific purposes (effective annual percentage of 9.8% to 17.0%), and reduced the lowest interest rate on unsecured consumer loans (cash advances) to 6.8%, among the lowest in the industry.

Looking ahead, AIFUL will continue to meet a broad range of customer needs by providing convenient access to attractive products and services.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Katsuyuki Komiya, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

EXHIBIT 11

AIFUL Corporation
Press Release

August 1, 2008

AIFUL Launches New Mortgage-backed Loan, the "Business Support Plan," and Lowers Minimum Rate for Mortgage-backed Loans

KYOTO — On August 4, 2008, AIFUL Corporation will begin offering a new mortgage-backed loan called the "Business Support Plan," and will lower the minimum interest rate on its mortgage-backed loans.

1. Objective
The AIFUL Group has integrated the expertise in credit screening that it has built up in the corporate loan and mortgage-backed loan businesses to launch a new mortgage-backed loan called the "Business Support Plan," to support the financing needs of sole proprietors and small and medium-sized businesses.

AIFUL has also lowered its minimum interest rate on its mortgage-backed loans in order to make its products even more satisfying to customers, as well as to reassure them and earn their trust.

2. Overview of Business Support Plan

Product name	Mortgage-backed loan, Business Support Loan
Loan eligibility	Businesses and sole proprietors
Eligible use of funds	Business funds (operating capital, funds for capital investments)
Interest rate	6.8%-12.0% (effective annual rates)
Late payment charges (percentage of principal for claimable amount)	20.0% (effective annual rate)
Loan amount	1 – 100 million yen (maximum of 20 million yen for credit card loans)
Repayment period	Maximum of 10 years
Repayment method	Lump-sum repayment of principal

3. Revisions to lending rate for other mortgage-backed loans
Current rate (effective annual rates): 9.2-15.0%
New rate (effective annual rates): 6.8-15.0%
*Current loan customers must undergo screening to qualify for the above rate.

4. Other mortgage-backed loans (home equity loans)
With the launch of the Business Support Plan, AIFUL will offer three types of mortgage-backed loans, including the products shown below. AIFUL will continue to meet the needs of a broad range of customers and offer convenience.

Product name	Standard plan	Asset utilization plan
Loan eligibility	Individuals over 20 years of age with regular income and ability to make repayments	Individuals over 20 years of age with regular income and ability to make repayments who are considering selling real estate
Loan amount	1 – 100 million yen (maximum of 20 million yen for credit card loans)	
Lending rate	6.8%-15.0% (effective annual rate)	
Late payment charges (percentage of principal for claimable amount)	20.0% (effective annual rate)	
Repayment period	Maximum of 30 years	Maximum of five years

AIFUL Corporation
Headquarters: 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Katsuyuki Komiya, General Manager, Public Relations Department
Telephone: (03) 4503-6050 (Public Relations)
(03) 4503-6100 (Investor Relations)

EXHIBIT 12

AIFUL Corporation
Press Release

August 5, 2008

AIFUL Takes Position on Lehman Brothers' Change in Scope of Analyst Coverage

KYOTO — AIFUL announced today that Lehman Brothers Inc., has effectively retracted its former analysis of AIFUL. Giving the background, AIFUL noted that Lehman Brothers had released an analyst report covering AIFUL on June 23, 2008, followed by an erratum report on June 26, 2008. AIFUL had requested that Lehman Brothers revise these reports, stating that they did not represent fair and objective corporate analysis.

In response, on August 1, 2008, Lehman Brothers issued a report providing notification that it was changing the investment conclusion, which included the following statement:

> *Lehman Brothers is dropping coverage of the Japan Consumer Finance sector and coverage universe companies AIFUL, Takefuji, Acom, and Promise due to a change in the scope of the analyst's coverage. All previous ratings and forecasts should no longer be relied upon.*

AIFUL understands this to mean that Lehman Brothers has retracted its analysis of AIFUL as described in the aforementioned reports. The company regrets any concern these erroneous reports caused to its shareholders and investors, and requests continued support.

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Katsuyuki Komiya, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

EXHIBIT 13

アイフル

August 22, 2008
AIFUL Corporation
Yoshitaka Fukuda, President and Chief Executive Officer
(Stock code: 8515)
Exchanges: TSE 1st Section; OSE 1st Section
Inquiries: Katsuyuki Komiya, General Manager, Public Relations Department
Telephone: (03) 4503-6050 (Public Relations)
(03) 4503-6100 (Investor Relations)

AIFUL Corporation
Press Release

AIFUL Issues Update on Strengthening of Compliance Structure

KYOTO — AIFUL Corporation continues to work to strengthen its compliance structure and revise internal regulations, systems, organizations and employee education programs. The progress that AIFUL has made since the previous announcement (news release titled "AIFUL Issues Another Update on Strengthening of Compliance Structure," dated May 19, 2008) is summarized below.

1. The Executive Caravan Program

The Executive Caravan program, initiated in December 2006, facilitates the direct communication of business policies and business conditions from the management to onsite employees. In this program, executives visit workplaces and engage in face-to-face dialogue with employees to ensure that employee views are reflected in the Company's management.

By the end of July 2008, AIFUL had held 905 executive caravan sessions, involving a total of 9,502 employees. This program will be continued in the future.

2. Thorough Employee Guidance and Training

Strengthened telephone service monitoring

AIFUL has been implementing telephone service monitoring, aiming to further improve the quality of its phone-based services. Over the four-month period from April 2008 to July 2008, the Company monitored the following calls:

- 11,074 calls involving 1,410 employees at counseling centers (specializing in debt collection), credit management department, secured loan management department and assistance center;
- 2,002 calls involving 257 employees at the toll-free customer service department, Heartful Center
- 2,372 calls involving 303 employees at the customer center responsible for ATM applications
- 6,313 calls involving 856 employees at all loan offices

Looking to the future, AIFUL will continue this monitoring with the objectives of raising the quality of customer service and ensuring total compliance.

Held compliance training sessions at all branches

The Company is offering its employees training that is standardized in contents once every month under the name of "compliance day."

Apart from this, AIFUL ran a total of 1,161 study sessions, which were held by the managers of loan offices during the four-month period from April 2008 to July 2008, covering such topics as compliance, regulations and service.

Law and Regulations Manager Certification (in-house qualification)

To urge actual onsite managers to continue their studies of laws and in-house regulations necessary for continually satisfying the latest compliance requirements, the Company conducted examinations for updating the qualification of employees who held the in-house Law and Regulations Manager Certification. A total of 358 examinees passed these examinations. In addition, seven mid-career managers attained the certification for the first time, bringing the total number of certification holders to 1,531.

Operations Manager Certification (in-house qualification)

AIFUL has introduced the Operations Manager Certification for employees at all branches and call centers who contact customers through loan and debt collection services, with the aim of ensuring that they acquire the legal knowledge and business expertise necessary for each service conducted. The certification has been awarded to 28 employees since the last report, bringing the total number of certification holders to 2,760.

External certifications

With awareness enhancement for compliance and knowledge improvement as objectives, AIFUL designated two external certifications, the Compliance Officer Certification and Personal Information Protection Officer Certification, as requirements for promotion in 2006. Employees who had obtained the Compliance Officer Certification and the "Personal Information Protection Officer Certification" totaled 2,588 and 1,962, respectively, as of July 31, 2008.

The Company required the Third Class Business Practice and Legal Affairs Certification and the Third Class Financial Planning Skill Certification as additional conditions for promotion in 2008 for increasing the legal knowledge concerning financial services in general.

Examinations for the Third Class Business Practice and Legal Affairs Certification were conducted in July 2008. As a result, employees holding this or a higher certification reached 529.

3. Enhancement of Compliance Structures

Periodic Examinations

AIFUL has been conducting inspections in line with the Money Lending Business Control and Regulation Law and in pursuit of irregularities. As of July 31, 2008, regular inspections had been completed for 169 of the 251 targeted sites.

Moreover, the Company has been re-inspecting branches and offices at which poor conditions were found during regular inspections during the same period, with the aims of correcting inadequacies and promptly confirming the status of improvement.

Inspections of Branches and Offices by the Compliance Monitoring Department

AIFUL appointed a Compliance Officer at all of its branches and offices in 2007. These officers have been working to strengthen self-cleaning and internal control functions at their respective posts.

In an additional step, the Compliance Monitoring Department will begin conducting inspections in August 2008 to promote awareness on compliance, take specific actions for recurrence prevention, propose preventive measures, and follow up on Compliance Officers' operations.

Compliance Audit Implemented by External Organization

AIFUL concluded a legal consulting agreement with Nakajima Transactional Law Office (representative attorney: Shigeru Nakajima) in July 2006. To allow further development of the company's compliance structure, it has been decided to continue this relationship to the end of March 2009.

Lecture for Business Managers by Nakajima Transactional Law Office

Shigeru Nakajima, the representative attorney for Nakajima Transactional Law Office, delivered a lecture for management position holders at the Company and its affiliates in June 2008 toward the objectives of sustaining and improving compliance management.

Looking to the future, AIFUL will continue to be united in its efforts to establish a firm compliance structure, and will continue to report on the progress of these efforts.

EXHIBIT 14

AIFUL Corporation
Press Release

September 16, 2008

AIFUL Announces Personnel Changes

KYOTO — AIFUL Corporation has announced that a meeting of its board of directors' held today approved the following changes in the responsibilities of a director and new appointment. Details are provided below.

1. Change in Responsibilities—Executive Office (effective as of Oct 1, 2008)

Name	New position	Former position
Tsuneo Sakai	Director Senior Executive Officer, Overseeing Public Relations Department, Coordination Department, Guarantee Business Department, and Investor Relations Office	Director Senior Executive Officer, Overseeing Public Relations Department, Coordination Department, Guarantee Business Department, and Investor Relations Office General Manager, Investor Relations Office

2. New Manager (effective as of Oct 1, 2008)

Name	New position
Ikuo Yamauchi	General Manager, Investor Relations Office

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Katsuyuki Komiya, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

EXHIBIT 15

AIFUL Corporation
Press Release

October 3, 2008

AIFUL Selected for the FTSE4Good Index of Socially Responsible Companies

KYOTO — AIFUL Corporation has been selected for inclusion in the FTSE4Good Index Series, one of the world's leading socially responsible investment (SRI) indices. AIFUL's stock was listed on the index on September 19, 2008.

The FTSE4Good Index is a securities index developed by the UK's FTSE Group, and it includes only the stocks of companies that meet globally recognized social responsibility standards in the areas of environmental protection, social contribution initiatives and human rights. For investors who are concerned about corporate social responsibility (CSR) and sustainability, the FTSE4Good Index provides important information for consideration in making investment decisions.

The AIFUL Group has been carrying out social contribution initiatives and working to strengthen its corporate governance, fulfilling its CSR by putting into practice its management philosophy: "Earn the support of the public with sincerity and hard work." The recent selection of AIFUL for the FTSE4Good Index Series is an objective demonstration that the group meets internationally recognized corporate responsibility standards. In the future, AIFUL will continue to take a proactive approach to CSR and conduct its business as a good corporate citizen, in order to maintain the support of society.

*FTSE Group

The FTSE Group was established in 1995 as a joint venture between the London Stock Exchange and the Financial Times, a UK financial newspaper. The group provides various types of indices for investors in 77 countries worldwide, and is a global provider in the area of developing, calculating, and managing representative indices of stocks and bonds.

With the goal of promoting investment in companies that meet internationally recognized corporate responsibility standards, the group established the FTSE4Good Index Series in July 2001, and launched it in October of the same year. As of September 30, 2008, the index consists of 689 outstanding companies worldwide, including 191 Japanese companies. As one of the world's most authoritative SRI indices, it has become a basis for creating SRI fund products, and helps investors to make investment decisions involving socially responsible companies.



Certificate of Membership
Aiful
FTSE4Good
Index Series
FTSE

For detailed information on the FTSE Group and the FTSE4Good Index Series, visit the following site.

http://www.ftse.com/Indices/FTSE4Good_Index_Series/index.jsp

AIFUL Corporation

Headquarters:	381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Katsuyuki Komiya, General Manager, Public Relations Department
Telephone:	(03) 4503-6050 (Public Relations) (03) 4503-6100 (Investor Relations)

END